UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Princeton Audio, LLC

Legal status of issuer

>*Form*
>Limited Liability Company
>
>*Jurisdiction of Incorporation/Organization*
>Wisconsin
>
>*Date of organization*
>June 16, 2014

Physical address of issuer
544 W. WATER ST., PRINCETON, WI 54968

Website of issuer
www.princeton-audio.com

Address of counsel to the issuer for copies of notices
BEVILACQUA PLLC
1050 Connecticut Avenue, NW, Suite 500
Washington, DC 20036
Attention: Louis A. Bevilacqua, Esq.

Name of intermediary through which the Offering will be conducted
First Democracy VC

CIK number of intermediary
0001683054

SEC file number of intermediary
007-00076

CRD number, if applicable, of intermediary
285360

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering
The issuer shall pay to the intermediary at the conclusion of the offering a fee consisting of 7% (seven percent) commission based on the amount of investments raised in the offering and paid upon disbursement of funds from escrow at the time of closing.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
The Intermediary will receive Crowd SAFE (Simple Agreement for Future Equity) Units in a principal amount that is equal to 2% (two percent) of the aggregate principal amount of all Crowd SAFE (Simple Agreement for Future Equity) Units issued in the Offering.

Type of security offered
Crowd SAFE (Simple Agreement for Future Equity) Units

Target number of Securities to be offered
50,000

Price (or method for determining price)
$1.00

Target offering amount
$50,000.00

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: At Company's discretion

Maximum offering amount (if different from target offering amount)

2

$100,000.00

Deadline to reach the target offering amount
August 22, 2017

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
11

	Most recent fiscal year-end	**Prior fiscal year-end**
Total Assets	$417,432.74	$78,838.96
Cash & Cash Equivalents	$11,612.13	$9,943.34
Accounts Receivable	$0.00	$0.00
Short-term Debt	$153,197.61	$25,000.00
Long-term Debt	$4,000.00	$4,000.00
Revenues/Sales	$154,149.02	$745.00
Cost of Goods Sold	$135,749.76	$1,344.01
Taxes Paid	$0.00	$0.00
Net Income	-$238,327.38	-$255,908.41

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands


June 22, 2017

FORM C

Up to $100,000.00

Princeton Audio, LLC



Crowd SAFE (Simple Agreement for Future Equity) Units


This Form C (including the cover page and all exhibits attached hereto, the "Form C") is being furnished by Princeton Audio, LLC, a Wisconsin Limited Liability Company (the "Company," as well as references to "we," "us," or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in Crowd SAFE (Simple Agreement for Future Equity) Units of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers." The Company intends to raise at least $50,000.00 and up to $100,000.00 from Purchasers in the offering of Securities described in this Form C (this "Offering"). The minimum amount of Securities that can be purchased is $100.00 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled " *The Offering and the Securities--The Securities*". In order to purchase Securities, a prospective investor must complete and execute a Subscription Agreement. Purchases or "Subscriptions" may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through First Democracy VC (the "Intermediary"). The Intermediary will be entitled to receive The Intermediary will receive Crowd SAFE (Simple Agreement for Future Equity) Units in a principal amount that is equal to 2% (two percent) of the aggregate principal amount of all Crowd SAFE (Simple Agreement for Future Equity) Units issued in the Offering.

	Price to Purchasers	Service Fees and Commissions (1)	Net Proceeds
Minimum Individual Purchase Amount	$100.00	$7.00	$93.00
Aggregate Minimum Offering Amount	$50,000.00	$3,500.00	$46,500.00
Aggregate Maximum Offering Amount	$100,000.00	$7,000.00	$93,000.00

(1)   This excludes fees to Company's advisors, such as attorneys and accountants.

(2)   First Democracy VC will receive The Intermediary will receive Crowd SAFE (Simple Agreement for Future Equity) Units in an amount that is equal to 2% (two percent) of the amount of all Crowd SAFE (Simple Agreement for Future Equity) Units issued in the Offering.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature. These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company filing this Form C for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website at princeton-audio.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C is June 22, 2017.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) It is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) It is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));

(3) It is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) It is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) It has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) It is not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY-TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE

DISPOSED OF BY ANY PURCHASER EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY CREATING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE PURCHASER LIVES OUTSIDE THE UNITED STATES, IT IS THE PURCHASER'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH AY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

Forward Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the

Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

ONGOING REPORTING
The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than April 30, 2018.

Once posted, the annual report may be found on the Company's website at: princeton-audio.com

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

Princeton Audio, LLC (the "Company") is a Wisconsin Limited Liability Company, formed on June 16, 2014.

The Company is located at 544 W. WATER ST., PRINCETON, WI 54968.

The Company's website is www.princeton-audio.com.

The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C.

The Business
We sell portable, wireless, handcrafted, audio speakers direct to the consumer. We design, build, and tune each of our products in Princeton Wisconsin, using as many local vendors as possible.

The Business Plan
Our business is focused on hand crafting our audio products for people who seek portable, wireless, high fidelity sound. With excellent reviews so far and forward-looking wireless capability, in conjunction with our ability to adapt our products to the ever-changing world of wireless distributed audio, we are poised to capitalize on a burgeoning "Craft Audio" market.

The Offering

Minimum number of Crowd SAFE (Simple Agreement for Future Equity) Units being offered	50,000
Total Crowd SAFE (Simple Agreement for Future Equity) Units outstanding after Offering (if minimum amount reached)	50,000
Maximum number of Crowd SAFE (Simple Agreement for Future Equity) Units being offered	100,000
Total Crowd SAFE (Simple Agreement for Future Equity) Units outstanding after Offering (if maximum amount reached)	100,000
Purchase price per Security	$1.00
Minimum investment amount per investor	$100.00
Offering deadline	August 22, 2017
Use of proceeds	See the description of the use of proceeds on page 22 hereof.
Voting Rights	See the description of the voting rights on page 32 hereof.

RISK FACTORS

Risks Related to the Company's Business and Industry

The development and commercialization of our audio products is highly competitive.
We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved audio products and thus may be better equipped than us to develop and commercialize audio products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our audio products will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

The Company's success depends on the experience and skill of its Manager and key employees.

In particular, the Company is dependent on Michael Pelland who is the Company's Manager. The Company has or intends to enter into an employment agreement with Michael Pelland although there can be no assurance that it will do so or that he will continue to be employed by the Company for a particular period of time. The loss of Michael Pelland or any member of a future management team could harm the Company's business, financial condition, cash flow and results of operations.

The amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we will not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause a Purchaser to lose all or a portion of his or her investment.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.

The Company is dependent on Michael Pelland in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to this individual in the event of his death or disability. Therefore, if Michael Pelland dies or becomes disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person will negatively affect the Company and its operations.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes.

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

Maintaining, extending and expanding our reputation and brand image are essential to our business success.
We seek to maintain, extend, and expand our brand image through marketing investments, including advertising and consumer promotions, and product innovation. Increasing attention on marketing could adversely affect our brand image. It could also lead to stricter regulations and greater scrutiny of marketing practices. Existing or increased legal or regulatory restrictions on our advertising, consumer promotions and marketing, or our response to those restrictions, could limit our efforts to maintain, extend and expand our brands. Moreover, adverse publicity about regulatory or legal action against us could damage our reputation and brand image, undermine our customers' confidence and reduce long-term demand for our products, even if the regulatory or legal action is unfounded or not material to our operations.

In addition, our success in maintaining, extending, and expanding our brand image depends on our ability to adapt to a rapidly changing media environment. We increasingly rely on social media and online dissemination of advertising campaigns. The growing use of social and digital media increases the speed and extent that information or misinformation and opinions can be shared. Negative posts or comments about us, our brands or our products on social or digital media, whether or not valid, could seriously damage our brands and reputation. If we do not establish, maintain, extend and expand our brand image, then our product sales, financial condition and results of operations could be adversely affected.

We must correctly predict, identify, and interpret changes in consumer preferences and demand, offer new products to meet those changes, and respond to competitive innovation.
Consumer preferences our products change continually. Our success depends on our ability to predict, identify, and interpret the tastes and habits of consumers and to offer products that appeal to consumer preferences. If we do not offer products that appeal to consumers, our sales and market share will decrease. We must distinguish between short-term fads, mid-term trends, and long-term changes in consumer preferences. If we do not accurately predict which shifts in consumer preferences will be long-term, or if we fail to introduce new and improved products to satisfy those preferences, our sales could decline. If we fail to expand our product offerings successfully across product categories, or if we do not rapidly develop products in faster growing and more profitable categories, demand for our products could decrease, which could materially and adversely affect our product sales, financial condition, and results of operations.

In addition, achieving growth depends on our successful development, introduction, and marketing of innovative new products and line extensions. Successful innovation depends on our ability to correctly anticipate customer and consumer acceptance, to obtain, protect and maintain necessary intellectual property rights, and to avoid infringing the intellectual property rights of others and failure to do so could compromise our competitive position and adversely impact our business.

Risks Related to the Securities

The Crowd SAFE (Simple Agreement for Future Equity) Units will not be freely tradable until one year from the initial purchase date. Although the Crowd SAFE (Simple Agreement for Future Equity) Securities may be tradeable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney and/or financial advisor.
You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Crowd SAFE *(Simple Agreement for Future Equity)* Securities. Because the Crowd SAFE *(Simple Agreement for Future Equity)* Securities have not been

registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Crowd SAFE *(Simple Agreement for Future Equity)* Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Crowd SAFE *(Simple Agreement for Future Equity)* Securities may also adversely affect the price that you might be able to obtain for the Crowd SAFE *(Simple Agreement for Future Equity)* Securities in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.
No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment
There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

There is no present market for the Securities and we have arbitrarily set the price.
We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

The Company does not anticipate paying any cash dividends for the foreseeable future.
The Company currently intends to retain future earnings, if any, for the foreseeable future, to repay indebtedness and to support its business. The Company does not intend in the foreseeable future to pay any dividends to holders of its Securities.

Purchasers will not become equity holders until the company decides to convert the Securities into CF Shadow Securities or until an IPO or sale of the Company.
Purchasers will not have an ownership claim to the Company or to any of its assets or revenues for an indefinite amount of time, and depending on when and how the Securities are converted, the Purchasers may never become equity holders of the Company. Purchasers will not become equity holders of the Company unless the Company receives a future round of financing great enough to trigger a conversion and the Company elects to convert the Securities. The Company is under no obligation to convert the Securities into CF Shadow Securities (the type of equity securities Purchasers are entitled to receive upon such conversion). In certain instances, such as a sale of the Company, an IPO or a dissolution or bankruptcy, the Purchasers may only have a right to receive cash, to the extent available, rather than equity in the Company.

Purchasers will not have voting rights, even upon conversion of the Securities into Shadow Securities.
Purchasers will not have the right to vote upon matters of the Company even if and when their Securities are converted into CF Shadow Securities. Upon such conversion, CF Shadow Securities will have no voting rights and even in circumstances where a statutory right to vote is provided by state law, the CF Shadow Security holders are required to vote with the majority of the security holders in the new round of equity financing upon which the Securities were converted. For example, if the Securities are converted upon a round offering of Class A Units of Membership Interest, the Class A Units-CF Shadow Security holders will be required to vote the same way as a majority of the Class A Units vote. Thus, Purchasers will never be able to freely vote upon any matters of the Company.

Purchasers will not be entitled to any inspection or information rights other than those required by Regulation CF.
Purchasers will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders may have such rights. Regulation CF requires only the provision of an annual report on Form C-AR and no additional information. This lack of information could put Purchasers at a disadvantage in general and with respect to other security holders.

In a dissolution or bankruptcy of the Company, Purchasers will be treated the same as common equity holders.
In a dissolution or bankruptcy of the Company, Purchasers of Securities which have not been converted will be entitled to distributions as if they were common stock holders. This means that such Purchasers will be at the lowest level of priority and will only receive distributions once all creditors as well as holders of more senior securities, including any preferred stock holders, have been paid in full. If the Securities have been converted into CF Shadow Securities, the Purchasers will have the same rights and preferences (other than the ability to vote) as the holders of the securities issued in the equity financing upon which the Securities were converted.

Purchasers will be unable to declare the Security in "default" and demand repayment.
Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which the Purchasers will be able to demand repayment of their investment. The Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Purchasers have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may the Purchasers demand payment and even then, such payments will be limited to the amount of cash available to the Company.

The Company may never elect to convert the Securities or undergo a liquidity event.
The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Business
We sell portable, wireless, handcrafted, audio speakers direct to consumer. We design, build, and tune each of our products in Princeton Wisconsin, using as many local vendors as possible.

Business Plan
Our Company is being built on three major objectives:

1. To design and engineer a product that is appealing to a wide range of potential customers;
2. To develop a supplier base and strategy that allows for the manufacture of our products at a cost which yields profit margins that fund the operations, further marketing and sales, and, most importantly, fund inventory turnover; and
3. To develop and build out a solid sales and marketing strategy that allows potential customers to find, interact with, and then purchase our award-winning audio products.

Our further strategy is to scale Point #3 above which will enable us to continue to hone our strategic vendor base to reduce our cost of goods sold while maintaining or increasing quality. In addition, our business model allows for customers to continually upgrade and build out full audio systems using our products, resulting in lower customer acquisition costs as existing customers convert from a single unit to a stereo pair, up to the "Site:System 2.1" - consisting of wireless, portable Left and Right speakers, plus a Woofer.

History of the Business
The company was founded by Michael Pelland on the 16th of June, 2014.

- Since shipments of our products began on July 31, 2016, Princeton Audio has delivered over 500 "Site:1" speakers to customers.
- Year to date, as of May 2017, Princeton Audio has received over 400 new orders for the Site:1 speaker.
- In 2016, Princeton Audio generated $154,149 in total income. Year to date, as of May 2017, the company has already surpassed $136,000 in total income.
- Princeton Audio has received a U.S. patent for its Adaptable Audio Systems, which allows the Company's audio devices to easily upgrade to new wired and/or wireless connections

- Princeton Audio's Site:1 Bluetooth speaker was a Winner at the 2014 International Design Awards[1]

The Company's Products and/or Services

Product / Service	Description	Current Market
Site:1 Bluetooth Speaker	Handcrafted, portable and wireless speakers made from the same hardwoods used in high-end musical instruments.	Primary target market: Any adult ages 24-55 with access to a tablet, computer, smartphone, or anything with a Bluetooth interface that can connect to the Site:1

Princeton Audio manufactures the "Site:1" Bluetooth speaker in four premium tonewoods – black walnut, cherry, mahogany, and maple.

Site:1 speakers are individually tuned to take advantage of the unique acoustic properties of each hardwood and boast sophisticated, upgradeable electronics that deliver audiophile-quality sound. Each speaker is equipped with audiophile technology, including a high-quality Digital Signal Processor (DSP), a digital-analog converter, and the latest high-resolution A2DP (Advanced Audio Distribution Profile) Bluetooth 4.x technology. Each Site:1 is handcrafted in Princeton, Wisconsin, from solid, instrument-grade hardwoods.

Through Princeton Audio's patented Adaptable Audio Systems technology, the Site:1 is optimized to integrate into almost any wired or wireless system, including music players, televisions, game consoles, and portable devices. The Site:1 also enjoys compatibility with a wide range of current connectivity options such as Bluetooth 4.x and aptX.

Additionally, the Site:1 external interface is engineered to be easily upgraded, allowing users to adapt to future technological changes. For example, if Bluetooth 5.0 becomes the new standard, Princeton Audio can update the interface that plugs into the back of a user's Site:1 system to take advantage of this new technology.

Future Products
In the Fall of 2017, we expect to introduce the Site:Woofer that will integrate wirelessly with our current offering, the Site:1. Our speakers are all interchangeable and work independently of each other. We are also in the process of completing the development of a headphone set, for which we have a utility patent on file. Our headphone product will be introduced, assuming we raise sufficient funds in this Offering, in 2018.

Accessories
Purchasers of the Site:1 can choose from a standard 15+ hour rechargeable battery for their Site:1 or upgrade to a 40+ hour rechargeable battery for $50 extra. They can also further customize their Site:1 speakers with premium hardware sets for the acoustic grille and volume

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[1] https://idesignawards.com/winners/index.php?compNum=IDA+14

knob. Premium grille options include decorative plating in anodized copper, anodized black, and 24-karat gold. Handmade shoulder slings made of genuine leather are also available.

We use our website https://princeton-audio.com/ as an ecommerce portal and as an in-bound marketing portal, via Shopify.

Competition

The Company's primary competitors are listed below:

Beats Electronics: Founded in 2006, Beats Electronics produces audio products, primarily headphones and speakers. In 2013, the company released the Beats Pill, a line of portable Bluetooth speakers. The company also licenses the Beats brand and technology under the name Beats Audio to other manufacturers, such as car companies. Beats is a subsidiary of Apple Inc. The company was acquired by Apple in 2014 for $3 billion.[2] Beats headphones continues to hold a huge market share, holding 32% of the total revenue share of U.S. headphone sales in 2015.[3]

Bose: Founded in 1964, Bose develops sound solutions for the entertainment, home audio, aviation, and automotive industries. The company manufactures music and home theater systems and loudspeakers for homes, cars, and professional venues. Bose also makes noise reduction headsets for aviation and consumer use. In 2015, Bose had the largest share of revenue in the wireless speaker market at 22%.[4] The company generated total sales of $3.5 billion in 2015.[5]

Harman International (NYSE: HAR): Harman International designs and engineers connected products and solutions for automakers, consumers, and enterprises, including connected car systems, audio and visual products, enterprise automation solutions, and connected services. Harman's portfolio of audio brands includes AKG, Harman Kardon, Infinity, JBL, Lexicon, Mark Levinson, and Revel. On November 14, 2016, Samsung Electronics (KRX: 005930) acquired Harman for $112.00 per share in cash, or a total equity value of approximately $8 billion.[6] The firm made over $6.9 billion in revenue in 2016, an increase of over 12% from 2015.[7]

Ultimate Ears: Founded in 1995, Ultimate Ears (UE) is a custom in-ear monitor (IEM), speaker, and earphone manufacturer based in California. Logitech bought Ultimate Ears in 2008 for $34 million.[8] In 2013, the company released the UE Boom, a portable Bluetooth speaker, which UE claimed to be the world's first social music player.[9]

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[2] http://appleinsider.com/articles/14/08/01/apple-officially-closes-on-3b-purchase-of-beats-headphones-streaming-service

[3] http://hometheaterreview.com/trying-to-beat-beats-in-the-headphone-category-remains-a-challenge/

[4] http://www.forbes.com/sites/aarontilley/2015/06/18/super-high-end-speaker-devialet-phantom-looks-to/#332cee913ad4

[5] http://www.forbes.com/companies/bose/

[6] http://news.harman.com/releases/samsung-electronics-to-acquire-harman-accelerating-growth-in-automotive-and-connected-technologies?preview=1455

[7] https://www.google.com/finance?q=NYSE%3AHAR&fstype=ii&ei=U88ZWaHpEcf7jAGD_LTICg

[8] https://www.cnet.com/news/logitech-snaps-up-ultimate-ears-for-34-million/

[9] http://www.whathifi.com/news/ultimate-ears-launches-ue-boom-worlds-first-social-music-player

Sonos: Founded in 2002, Sonos is a consumer electronics company that manufactures multiroom speakers. Its wireless multiroom music system enables users to play music anywhere in their house and control the speaker using a smartphone app via Wi-Fi. In 2015, the company reported that it was approaching $1 billion in revenue, up from half a billion in 2013. In the wireless speaker market, Sonos is the second largest manufacturer, with a 16% share of total revenue in 2015.[10]

Audioengine: Founded in 2005, Audioengine designs and builds audio products such as speakers, amplifiers, subwoofers, accessories, and cables. The company focuses on a line of consumer products specifically tuned for digital audio. The product line includes custom-made, audiophile-quality powered and passive speakers, plug-and-play wireless solutions, and 24-bit DACs (digital-to-analog converters) and headphone amps.[11]

Bang and Olufsen: Founded in 1925, Bang and Olufsen is a Danish-based audio technology firm that designs high-quality, premium speakers that integrate seamlessly between the rooms of a home. The speakers are compatible with Bluetooth, Apple AirPlay, and Google Chromecast, allowing an all-in-one multiroom experience with sound. The speakers also synchronize with popular streaming services and feature haptic activation.[12] In 2016, Bang and Olufsen reported revenue of 2.63 billion DKK (Danish Krone).[13]

Klipsch Audio Technologies: Founded in 1946, Klipsch is an American audio firm that develops high-quality speakers, headphones, and home audio devices. They also produce multiroom audio systems that allow integrated streaming throughout a household. Klipsch features horn-loaded technology in all of its speakers for dynamic sound transmission, to reduce distortion, to control directivity of sound, and to create flat frequency response.[14] In 2011, Klipsch was acquired by Audiovox Corporation for $166 million.[15]

LSTN Sound: Founded in 2012, LSTN Sound is a for-purpose company that manufactures premium audio products. With every purchase, the company donates hearing aids to a person in need through its charity partner, Starkey Hearing Foundation. LSTN sells high-quality wooden headphones, earbuds, speakers, and apparel. The company launched its Bluetooth speakers through an Indiegogo campaign in October 2015, through which they raised over $50,000.[16] In 2014, LSTN achieved $2 million in sales from $500,000 in sales in 2013.[17]

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[10] http://www.forbes.com/sites/aarontilley/2015/06/18/super-high-end-speaker-devialet-phantom-looks-to/#332cee913ad4

[11] http://audioengineusa.com/

[12] https://www.bang-olufsen.com/en/collection/multiroom

[13] https://markets.ft.com/data/equities/tearsheet/financials?s=BO:CPH

[14] http://www.klipsch.com/our-technology

[15] https://www.streetinsider.com/Corporate+News/Audiovox+%28VOXX%29+Completes+%24166M+Acquisition+of+Klipsch+Group/6336820.html

[16] https://www.indiegogo.com/projects/lstn-premium-bluetooth-speakers-with-a-purpose?mc_cid=596a92baa1&mc_eid=37c756c7a7#/

[17] https://www.inc.com/kimberly-weisul/2015-30-under-30-lstn.html

Grain Audio: Founded in 2012, Grain Audio creates high-end wood headphones, earbuds, home speakers, and portable speakers. The company strives to be as environmentally friendly as possible, using recycled and sustainable materials wherever possible. It also contributes a percentage of each sale to music and community-related charities. The company rolled out its products during a Kickstarter campaign in March 2013, through which it raised over $155,000 from 610 backers.[18]

The markets in which our products are sold are highly competitive. Search Bluetooth Speakers on Amazon and there are over 33,000 listed. Unliked most of our competitors, our products are handcrafted and use no plastics, and with our patented, upgradeable interface, the speakers will never be obsolete. We have built a set of products that could revolutionize the wireless, portable audio market, by allowing consumers to replace their large stereo systems and move to our products while still getting that Hi-Fi sound from a portable, handcrafted and wireless, audio endpoint.

Supply Chain and Customer Base
We source most of our raw materials from vendors located around the State of Wisconsin. We do this to generate economic development in our area. We also search for vendors that could be out of the State if it can materially reduce our cost of goods sold while still maintaining the quality that Princeton Audio has become synonymous with.

Since shipments began on July 31, 2016, we have delivered over 500 speakers. In 2016, we sold over 513 units of the Site:1 Bluetooth speaker. In Q1 2017, 190 units were ordered, up 26.6% from Q4 2016 (a holiday quarter). In the first two months of Q2 2017, have already surpassed 200 units ordered. While most units have shipped, the current backlog, as of May 2017, was under 150 speakers.

Business Model
The Site:1 speaker retails for $335 with a 15+ hour battery, or $385 with a 40+ hour battery.

Intellectual Property and Research and Development
Patents

Application or Registration #	Title	Description	File Date	Grant Date	Country
29/539,812	Audio Speaker	Design Patent Application for our Site:1 speaker.	September 17, 2015	Allowed by USPTO; not yet issued	USA
62/306,267	HEADPHONE SYSTEM AND COMPONENTS THEREOF	A provisional patent on our unique tonewood based headphone system	March 10, 2016	Not yet issued	USA

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[18] https://www.kickstarter.com/projects/2096575920/grain-audio-play-loud/description

		and features forthwith.			
US 9,658,818 B2	ADAPTABLE AUDIO SYSTEMS	A Utility patent that allows the company's audio devices to easily upgrade to new wired and/or wireless connections	August 11, 2015	May 23, 2017	USA

Licenses

Licensor	Licensee	Description of Rights Granted	Termination Date
Bluetooth Sig	Princeton Audio, LLC	The use of the Bluetooth technology and markings.	In perpetuity

In addition to the utility patent, the design patent and the provisional patent we have on file, we protect a number of "trade secrets." Our products are tuned, like you would a musical instrument and listened to for hundreds of hours and adjusted for optimism frequency response and the best listening experience by our customers. In addition, we expect to file two provisional patent applications on two key features of our Woofer product in development, before the product launches.

Since the inception of the company, we have spent approximately $200,000 for the design, engineering, and patenting of our Site:1 Bluetooth speaker. Our engineering and design efforts carry over and are applicable to the Site:Woofer, so future R&D costs will be at a significant reduction as most of it has been completed for the Woofer product. Any new products that are outside of this platform (e.g. headphones) will incur additional R&D expenses and it is our intention to continue to spend development dollars on such projects at a rate that is comparable to industry norms.

Real Property

The Company owns or leases the following real property:

Property Address	Own or Lease	Description
544 W. Water Street Princeton WI, 54968	Own	Primary location for Retail, operations and manufacturing (assembly)

Governmental/Regulatory Approval and Compliance
The Company is dependent on the following regulatory approvals:

Product or Service	Government Agency	Type of Approval	Application Date	Grant Date
Site:1	FCC	Radiated emmisions	June 29, 2016	June 29, 2016
Site:1	FCC	Conducted emmisions	June 29, 2016	June 29, 2016

The wireless modules we are using are the core of the products and have been registered and passed with the FCC. There is no other regulation we need to pass for the Site:1.

Litigation
None

Other
The Company's principal address is 544 W. WATER ST., PRINCETON, WI 54968

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

USE OF PROCEEDS
The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Intermediary Fee	7.00%	$3,500	7.00%	$7,000
Research and Development	0.00%	$0	0.00%	$0
Manufacturing	53.00%	$26,500	63.00%	$63,000
Future Wages	40.00%	$20,000	30.00%	$30,000
Total	**100.00%**	**$50,000**	**100.00%**	**$100,000**

The Company does have discretion to alter the use of proceeds as set forth above. The Company may alter the use of proceeds under the following circumstances: The Company many reallocate funds to marketing or general working capital, if manufacturing costs end up being lower than anticipated.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors
The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Princeton Audio is a Wisconsin limited liability company whose business and affairs are managed by its Manager. The Company does not have a board of directors.

Officers
The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Michael Pelland

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Manager / Founder at Princeton Audio June 2014 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Michael Pelland has two decades of experience in product development that includes a career as a Product Development Engineer and running a consulting firm for 18 years. He founded Princeton Audio in June 2014 and has been the Company's Manager since then.

Education
Mr. Pelland attended Southern Illinois University for three years.

Personal Information
Michael Pelland filed personal bankruptcy in early June 2014, before Princeton Audio was founded.

Control/Major Decisions
The table below sets forth who can make the following major decisions with respect to the Company on behalf of the Company:

Decision	Person/Entity
Issuance of additional Securities	The Issuance of additional Class A (voting) Units of LLC membership interest requires a vote of Class A Members holding more than Sixty percent (60%) of the Class A Units; otherwise, the Manager.

Incurrence of indebtedness	Manager
Sale of property, interests or assets of the Company	Sale or disposition of substantially all of the assets of the Company requires a vote of Class A Members holding more than Sixty percent (60%) of the Class A Units.
Determination of the budget	Manager
Determination of business strategy	Manager
Dissolution of liquidation of the Company	Manager and a Majority-in-Interest of the Class A Members

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Wisconsin law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 11 employees in Wisconsin and New Hampshire.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company is a Wisconsin limited liability company that is managed solely by Michael Pelland, who is our sole Manager. The Company's capitalization currently consists of 100% of membership interests owned by the Company's current members.

The Company has issued the following outstanding Securities:

Type of security	Class A Units of LLC Membership Interest
Amount outstanding	11,492 Class A Units (includes 5,751 Class A Units owned by Michael Pelland)
Voting Rights	Holders of Class A Units of LLC membership interest have the right to vote on all matters coming before the Members of the Company under the operating agreement of the Company

Anti-Dilution Rights	N/A
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The issuance of any Units or other equity securities to any person (other than those excluded under certain categories) triggers preemptive rights held by all Members of the Company
Percentage ownership of the company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	95.7% (includes 47.9% owned by Michael Pelland)

There are no Class B Units of membership interest in the Company outstanding.

Type of security	Class C Units of LLC Membership Interest
Amount outstanding	512 Class C Units
Voting Rights	Class C Units are non-voting
Anti-Dilution Rights	N/A
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The issuance of any Units or other equity securities to any person (other than those excluded under certain categories) triggers preemptive rights held by all Members of the Company
Percentage ownership of the company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	4.3%

The Company has the following debt outstanding:

Type of debt	Bank loan
Name of creditor	Bank of Oakfield
Amount outstanding	$98,500.00
Interest rate and payment schedule	5.5% paid monthly
Amortization schedule	7-year term
Describe any collateral or security	General Business Assets, property mortgage and IP
Maturity date	March 9, 2024

Other material terms	N/A

Type of debt	Bank loan
Name of creditor	Bank of Oakfield
Amount outstanding	$124,800.00
Interest rate and payment schedule	5.5% paid monthly
Amortization schedule	7-year term
Describe any collateral or security	General Business Assets, property mortgage and IP
Maturity date	March 9, 2024
Other material terms	N/A

Type of debt	Bank loan
Name of creditor	Bank of Bank of Oakfield
Amount outstanding	$148,700.00
Interest rate and payment schedule	5.5% paid monthly
Amortization schedule	7-year term
Describe any collateral or security	General Business Assets, property mortgage and IP
Maturity date	March 9, 2024
Other material terms	N/A

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
LLC Units of Class A	1,000	$125,000.00	Inventory build, marketing	February 1, 2017	Intrastate Exemption

Membership Interest			and general business expenses		

Valuation

The Securities being sold in this Offering are SAFEs that convert into a number of securities contingent on the Company's valuation in a future equity financing, no valuation of the Company is currently available. You are encouraged to determine your own independent value of the Company prior to investing.

Ownership

Company is an LLC that is owned by more than 100 members.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage (Amount Owned Prior to Offering)
Michael Pelland	47.9% (comprised of 5,751 Class A Units)

Following the Offering, the Purchasers will own 0.0% of the Company if the Minimum Amount is raised and 0.0% if the Maximum Amount is raised.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Recent Tax Return Information

Total Income	Taxable Income	Total Tax
-$261,990.00	$0.00	$0.00

Operations
_____
We believe that our prior earnings and cash flows are not indicative of future earnings and cash flows because products are increasing, and the products are being well received in the market. Along with our marketing strategies and product innovations, Princeton Audio aims to become a significant player in the craft audio market.

The Company intends to improve profitability in the next 12 months by increasing margins, adding personnel that will help grow its revenue and introducing new product innovations.

The Company currently requires $40,000.00 a month to sustain operations.

Liquidity and Capital Resources
The proceeds of the Offering are necessary to the operations of the Company. The Offering proceeds are important to our operations. While not dependent on the Offering proceeds, the influx of capital will assist in the achievement of our next milestones and expedite the realization of our business plan, specifically adding personnel, decreasing inventory buys and thereby increasing margins. Because we have already allocated the proceeds to a specific use dependent on the completion of this Offering, the proceeds will not have a material effect on our liquidity.

The Company will require additional financing in excess of the proceeds from the Offering in order to sustain operations for the next 12 months.

The Company does not have any additional sources of capital other than the proceeds from the Offering.

Such additional sources of capital are not necessary to the operations of the Company.

Capital Expenditures and Other Obligations
The Company has not made any material capital expenditures in the past two years.
The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information
Trends and Uncertainties
The Company does not currently believe it is subject to any trends or uncertainties.

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering up to 100,000 Crowd SAFE (Simple Agreement for Future Equity) Units (the "Securities") for up to $100,000.00. The Company is attempting to raise a minimum amount of $50,000.00 in this Offering (the "Minimum Amount"). The Company must receive commitments from investors in an amount totaling the Minimum Amount by August 22, 2017 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company will accept investments in excess of the Minimum Amount up to $100,000.00 (the "Maximum Amount") and the additional Securities will be allocated on a first-come, first-served basis.

The price of the Securities does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities. A third-party valuation or appraisal has not been prepared for the business.

In order to purchase the Securities you must make a commitment to purchase by completing the Subscription Agreement. Purchaser funds will be held in escrow with Boston Private Bank and Trust Co. until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering after five (5) days from reaching the Minimum Amount and providing notice to the Purchasers. If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If a Purchaser does not cancel an investment commitment before the Minimum Amount is reached, the funds will be released to the Company upon closing of the Offering and the Purchaser will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing and the Purchaser will receive Securities via Digital Registry in exchange for his or her investment as soon as practicable thereafter.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The price of the Securities was determined arbitrarily. The minimum amount that a Purchaser may invest in the Offering is $100.00.

The Offering is being made through First Democracy VC, the Intermediary. The following three fields below sets forth the compensation being paid in connection with the Offering.

Commission/Fees
7.0% of the amount raised

Stock, Warrants and Other Compensation
The Intermediary will receive Crowd SAFE (Simple Agreement for Future Equity) Units in an amount that is equal to 2% (two percent) of the aggregate principal amount of all Crowd SAFE (Simple Agreement for Future Equity) Units issued in the Offering.

Transfer Agent and Registrar
The Company will act as transfer agent and registrar for the Securities.

The Securities

We request that you please review our organizational documents and the Crowd Safe instrument in conjunction with the following summary information.

Authorized Capitalization

See "**CAPITALIZATION AND OWNERSHIP**" above for information regarding the classes of units of LLC membership interest.

Not Currently Equity Interests
The Securities are not currently equity interests in the Company and can be thought of as the right to receive equity at some point in the future upon the occurrence of certain events.

Dividends
The Securities do not entitle the Purchasers to any dividends.

Conversion
Upon each future equity financing of greater than $1,000,000.00 (an "Equity Financing"), the Securities are convertible at the option of the Company, into CF Shadow Series Securities, which are securities identical to those issued in such future Equity Financing except 1) they do not have the right to vote on any matters except as required by law, 2) they must vote in accordance with the majority of the investors in such future Equity Financing with respect to any such required vote and 3) they are not entitled to any inspection or information rights (other than those contemplated by Regulation CF). The Company has no obligation to convert the Securities in any future financing.

Conversion Upon the First Equity Financing
If the Company elects to convert the Securities upon the first Equity Financing following the issuance of the Securities, the Purchaser will receive the number of CF Shadow Series Securities equal to the greater of the quotient obtained by dividing the amount the Purchaser paid for the Securities (the "Purchase Amount") by:

(a) the quotient of $1,800,000.00 divided by the aggregate number of issued and outstanding units of capital interest, assuming full conversion or exercise of all convertible and exercisable Securities then outstanding, including all outstanding vested or unvested options or warrants to purchase capital interests, but excluding (i) the issuance of all units of capital interest reserved and available for future issuance under any of the Company's existing equity incentive plans, (ii) convertible promissory notes issued by the Company, (iii) any Simple Agreements for Future Equity, including the Securities (collectively, "Safes"), and (iv) any equity Securities that are issuable upon conversion of any outstanding convertible promissory notes or Safes,

OR

(b) the lowest price per share of the Securities sold in such Equity Financing multiplied by 80.00%.

The price (either (a) or (b)) determined immediately above shall be deemed the "First Financing Price" and may be used to establish the conversion price of the Securities at a later date, even if the Company does not choose to convert the Securities upon the first Equity Financing following the issuance of the Securities.

Conversion After the First Equity Financing

If the Company elects to convert the Securities upon an Equity Financing after the first Equity Financing following the issuance of the Securities, the Purchaser will receive the number of CF Shadow Series Securities equal to the quotient obtained by dividing (a) the Purchase Amount by (b) the First Financing Price.

Conversion Upon a Liquidity Event Prior to an Equity Financing

In the case of an initial public offering of the Company ("IPO") or Change of Control (see below) (either of these events, a "Liquidity Event") of the Company prior to any Equity Financing, the Purchaser will receive, at the option of the Purchaser, either (i) a cash payment equal to the Purchase Amount (subject to the following paragraph) or (ii) a number of Class C Units of the Company equal to the Purchase Amount divided by the quotient of (a) $1,800,000.00 divided by (b) the number, as of immediately prior to the Liquidity Event, of units of the Company's capital interests (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) units of capital interest reserved and available for future grant under any equity incentive or similar plan; (ii) any Safes; and (iii) convertible promissory notes.

In connection with a cash payment described in the preceding paragraph, the Purchase Amount will be due and payable by the Company to the Purchaser immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Purchasers and holders of other Safes (collectively, the "Cash-Out Investors") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

"Change of Control" as used above and throughout this section, means (i) a transaction or transactions in which any person or group becomes the beneficial owner of more than 50% of the outstanding voting securities entitled to elect the Company's Manager(s), (ii) any reorganization, merger or consolidation of the Company, in which the outstanding voting security holders of the Company fail to retain at least a majority of such voting securities following such transaction(s) or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

Conversion Upon a Liquidity Event Following an Equity Financing

In the case of a Liquidity Event following any Equity Financing, the Purchaser will receive, at the option of the Purchaser, either (i) a cash payment equal to the Purchase Amount (as described above) or (ii) a number of units of the most recently issued preferred unit interests equal to the Purchase Amount divided by the First Financing Price. Units of preferred interest granted in connection therewith shall have the same liquidation rights and preferences as the units of preferred interest issued in connection with the Company's most recent Equity Financing.

Dissolution

If there is a Dissolution Event (see below) before the Securities terminate, the Company will distribute, subject to the preferences applicable to any class of preferred units of membership interest then outstanding, all of its assets legally available for distribution with equal priority among the Purchasers, all holders of other Safes (on an as converted basis based on a valuation of common stock as determined in good faith by the Company's board of directors at the time of the Dissolution Event) and all holders of common stock.

A "Dissolution Event" means (i) a voluntary termination of operations by the Company, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

Termination
The Securities terminate upon (without relieving the Company of any obligations arising from a prior breach of or non-compliance with the Securities) upon the earlier to occur: (i) the issuance of units in the CF Shadow Series Securities to the Purchaser pursuant to the conversion provisions or (ii) the payment, or setting aside for payment, of amounts due to the Purchaser pursuant to a Liquidity Event or a Dissolution Event.

Voting and Control
The Securities have no voting rights at present or when converted.

The following table sets forth who has the authority to make the certain Company appointments:

Appointment of the Managers or Board of Directors of the Company	Voting members of the Company appoint the Manager. There is no board of directors of the Company.
Appointment of the Officers of the Company	The Manager may delegate authority to persons he appoints as officers and agents of the Company.

The Company does not have any voting agreements in place.

The Company does not have any shareholder/equity holder agreements in place.

Anti-Dilution Rights
The Securities do not have anti-dilution rights, which means that future equity financings will dilute the ownership percentage that the Purchaser may eventually have in the Company.

Restrictions on Transfer
Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act, 3) as part of an IPO or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

In addition, the Purchaser may not transfer the Securities or any Securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be sold for up to 180 days following such IPO.

Other Material Terms

- The Company does not have the right to repurchase the Securities.
- The Securities do not have a stated return or liquidation preference.
- The Company cannot determine if it currently has enough capital stock authorized to issue upon the conversion of the Securities, because the amount of capital stock to be issued is based on the occurrence of future events.

TAX MATTERS
EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Purchasers who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to UNITED STATES withholding tax.

EACH POTENTIAL PURCHASER SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

None.

Conflicts of Interest

The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its unit holders:

None.

OTHER INFORMATION

None.

Bad Actor Disclosure

None.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Michael Pelland
(Signature)

Michael Pelland
(Name)

CEO & Founder
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Michael Pelland
(Signature)

Michael Pelland
(Name)

CEO & Founder
(Title)

June 22, 2017
(Date)

EXHIBITS

Exhibit A	Financial Statements (unaudited)
Exhibit B	Company Summary
Exhibit C	Crowd SAFE (Simple Agreement for Future Equity)
Exhibit D	Investor Deck
Exhibit E	Video Transcript
Exhibit F	Webinar Transcript

EXHIBIT A

Financial Statements

Princeton Audio, LLC
Profit and Loss
(unaudited)
January - December 2016

	Total
Income	
3000 Audio Revenue	130,018.22
3700 Sales of Product Income	21,390.48
3800 Other Revenue	3,459.32
3905 Refunds-Allowances	-719.00
Total Income	**$ 154,149.02**
Cost of Goods Sold	
4000 Cost of Goods Sold	11,389.33
4300 Purchases - COS	124,360.43
4999 Inventory Shrinkage	0.00
Total Cost of Goods Sold	**$ 135,749.76**
Gross Profit	**$ 18,399.26**
Expenses	
6000 Salaries & Wages	60,707.75
6005 Partners' Wages	74,205.00
6050 Temporary Labor	180.00
6100 Payroll Taxes	6,165.74
6200 Utilities	5,627.82
6300 Communications	5,716.77
6400 Postage	6,149.85
6500 Office Supplies	1,991.93
6510 Manufacturing Supplies	48.19
6525 Store Supplies	1,643.18
6530 Tools	649.88
6535 Shipping Supplies	365.65
6600 Maintenance/Repair Buildings	526.55
6610 Maintenance/Repair-Equipment	149.35
6620 Maintenance/Repair-Auto	1,768.24
6630 Maintenance/Repair Grounds	209.00
6650 Miscellaneous Expense	4,888.77
6700 Credit Card Fees	4,339.62
6705 Bank Charges	773.67
6710 Dues & Subscriptions	4,625.62
6720 Travel	5,857.01
6725 Meals and Entertainment	2,700.75
6735 Travel Meals	91.48
6750 Research & Development	40,497.42
6800 Advertising	20,686.30
7000 Property Taxes - Real Property	6,046.80
7001 Property Taxes - Personal Property	25.80
7100 Rent or Lease	1,476.74

Princeton Audio, LLC
Profit and Loss
(unaudited)
January - December 2016

		Total
7200 Insurance		6,381.56
7205 Taxes & Licenses		560.75
7300 Legal & Professional Fees		-42,053.25
7400 Software		291.21
7405 Website		2,941.99
Total Expenses	$	**226,237.14**
Net Operating Income	-$	**207,837.88**
Other Income		
9200 Other Ordinary Income		5,030.00
Total Other Income	$	**5,030.00**
Other Expenses		
7050 Depreciation & Amortization		24,792.31
7500 Interest Expense		8,727.64
9000 Penalties & Settlements		745.40
9500 Miscellaneous		1,254.15
Total Other Expenses	$	**35,519.50**
Net Other Income	-$	**30,489.50**
Net Income	-$	**238,327.38**

Tuesday, Jun 13, 2017 09:18:38 AM GMT-7 - Accrual Basis

Princeton Audio, LLC
Balance Sheet (unaudited)
As of December 31, 2016

	Total
ASSETS	
Current Assets	
Bank Accounts	
1001 Checking USB	5,549.33
1003 Checking FSB	758.32
1015 Paypal	1,295.30
Shopify Holding	4,009.18
Total Bank Accounts	$ 11,612.13
Accounts Receivable	
1100 Accounts Receivable	0.00
Total Accounts Receivable	$ 0.00
Other Current Assets	
1050 Deposits	2,423.88
1200 Finished Goods Inventory	0.00
1210 Work in Process	1,385.99
1220 Raw Materials	45,366.24
1230 Inventory Asset	0.00
Total Other Current Assets	$ 49,176.11
Total Current Assets	$ 60,788.24
Fixed Assets	
1500 Machinery & Equipment	11,286.01
1505 Buildings	224,641.50
1510 Building/Leasehold Improvements	30,437.06
1520 Furniture & Fixtures	2,356.65
1530 Computer/IT Equipment	5,941.34
1540 Vehicles	9,900.00
1590 Accumulated Depreciation	-10,209.00
Total Fixed Assets	$ 274,353.56
Other Assets	
1600 Intellectual Property-Site 1	8,350.00
1601 Intellectual Property-HP	0.00
1602 Intellectual Property-Woofer	0.00
1650 Patent	21,162.50
1651 Trademark	2,234.50
1670 Loan Fees	25,000.00
1679 Accumulated Amortization - Loan Fees	-14,583.31
1680 Organizational Costs	40,127.25
1910 Down Payment	0.00
Total Other Assets	$ 82,290.94
TOTAL ASSETS	$ 417,432.74
LIABILITIES AND EQUITY	

Princeton Audio, LLC
Balance Sheet (unaudited)
As of December 31, 2016

	Total
Liabilities	
Current Liabilities	
Accounts Payable	
2000 Accounts Payable	62,377.85
Total Accounts Payable	$ 62,377.85
Other Current Liabilities	
2050 Short Term Debt	153,197.61
2051 Business Credit Agreement	0.00
2100 Customer Deposits	50,888.06
2200 Federal Payroll Tax Payable	507.65
2205 OASDI Tax Payable	0.00
2210 State Payroll Tax Withheld	1,953.98
2215 Accrued OASDI TAx	0.00
2220 Accrued FUTA Tax	151.22
2225 Accrued SUI	43.90
2300 Accrued Interest	8.88
2400 Due to P-Land Holdings	0.00
2405 Sales Tax Payable	1,915.20
2410 Other Payable	0.00
2500 Accrued Expenses	0.00
2600 Line of Credit	94,000.00
Wisconsin Dept. of Revenue Payable	765.50
Total Other Current Liabilities	$ 303,432.00
Total Current Liabilities	$ 365,809.85
Long-Term Liabilities	
2700 Long Term Debt	4,000.00
2705 Notes Payable	0.00
Total Long-Term Liabilities	$ 4,000.00
Total Liabilities	$ 369,809.85
Equity	
2800 Opening Balance Equity	0.00
2805 Paid in Equity	0.00
2810 Class A Membership Interest - Voting	492,346.60
2830 Class C Membership Interest - Non-Voting	50,000.00
2900 Additional Paid in Capital	92,000.00
2999 Retained Earnings	-348,396.33
Net Income	-238,327.38
Total Equity	$ 47,622.89
TOTAL LIABILITIES AND EQUITY	$ 417,432.74

Princeton Audio, LLC
Statement of Cash Flows (unaudited)
January - December 2016

	Total
OPERATING ACTIVITIES	
Net Income	-238,327.38
Adjustments to reconcile Net Income to Net Cash provided by operations:	
1050 Deposits	-2,423.88
1210 Work in Process	2,427.21
1220 Raw Materials	-33,425.82
1230 Inventory Asset	0.00
1590 Accumulated Depreciation	10,209.00
1679 Accumulated Amortization - Loan Fees	14,583.31
2000 Accounts Payable	-53.66
2050 Short Term Debt	128,197.61
2100 Customer Deposits	-30,105.72
2200 Federal Payroll Tax Payable	507.65
2210 State Payroll Tax Withheld	1,953.98
2220 Accrued FUTA Tax	151.22
2225 Accrued SUI	43.90
2300 Accrued Interest	-17.44
2405 Sales Tax Payable	1,316.65
2500 Accrued Expenses	0.00
2600 Line of Credit	94,000.00
Wisconsin Dept. of Revenue Payable	765.50
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**$ 188,129.51**
Net cash provided by operating activities	**-$ 50,197.87**
INVESTING ACTIVITIES	
1500 Machinery & Equipment	-1,650.00
1505 Buildings	-224,641.50
1510 Building/Leasehold Improvements	-20,947.56
1600 Intellectual Property-Site 1	-8,350.00
1650 Patent	-5,344.00
1651 Trademark	-2,234.50
1670 Loan Fees	-25,000.00
1680 Organizational Costs	-40,127.25
1910 Down Payment	0.00
Net cash provided by investing activities	**-$ 328,294.81**
FINANCING ACTIVITIES	
2705 Notes Payable	-1,888.53
2800 Opening Balance Equity	0.00
2810 Class A Membership Interest - Voting	291,250.00
2830 Class C Membership Interest - Non-Voting	-1,200.00
2900 Additional Paid in Capital	92,000.00
Net cash provided by financing activities	**$ 380,161.47**

Princeton Audio, LLC
Statement of Cash Flows (unaudited)
January - December 2016

	Total
Net cash increase for period	$ 1,668.79
Cash at beginning of period	9,943.34
Cash at end of period	$ 11,612.13

Tuesday, Jun 13, 2017 09:25:17 AM GMT-7

Princeton Audio, LLC
Profit and Loss (unaudited)
January - December 2015

	Total
Income	
3000 Audio Revenue	600.00
3800 Other Revenue	145.00
Total Income	$ 745.00
Cost of Goods Sold	
4000 Cost of Goods Sold	879.06
4100 Freight & Delivery - COS	16.95
4300 Purchases - COS	448.00
Total Cost of Goods Sold	$ 1,344.01
Gross Profit	-$ 599.01
Expenses	
6000 Salaries & Wages	3,255.00
6005 Partners' Wages	102,943.00
6010 Commissions & fees	76.86
6050 Temporary Labor	300.00
6100 Payroll Taxes	211.10
6200 Utilities	5,251.70
6300 Communications	5,404.52
6400 Postage	455.71
6500 Office Supplies	1,525.25
6510 Manufacturing Supplies	2,454.78
6520 Janitorial Supplies	191.69
6525 Store Supplies	439.14
6530 Tools	2,039.94
6535 Shipping Supplies	2,232.19
6600 Maintenance/Repair Buildings	396.89
6610 Maintenance/Repair-Equipment	50.00
6620 Maintenance/Repair-Auto	1,837.28
6630 Maintenance/Repair Grounds	267.00
6650 Miscellaneous Expense	8.09
6700 Credit Card Fees	2,266.48
6705 Bank Charges	36.00
6710 Dues & Subscriptions	1,100.91
6720 Travel	7,420.11
6725 Meals and Entertainment	2,404.55
6730 Lodging	2,688.74
6740 Payroll Fees	22.97
6750 Research & Development	35,236.67
6765 Sales Contractor	1,000.00
6799 Other General and Admin Expenses	621.52
6800 Advertising	55,474.59

Princeton Audio, LLC
Profit and Loss (unaudited)
January - December 2015

	Total
7000 Property Taxes - Real Property	2,674.03
7100 Rent or Lease	7,883.70
7200 Insurance	1,059.66
7205 Taxes & Licenses	496.55
7210 Insurance - Liability	748.50
7300 Legal & Professional Fees	15,642.00
7400 Software	3,380.95
Display Expense	591.75
Total Expenses	**$ 270,089.82**
Net Operating Income	**-$ 270,688.83**
Other Income	
9010 Gain/(Loss) on Sale of Fixed Asset	50.00
9200 Other Ordinary Income	17,618.00
Total Other Income	**$ 17,668.00**
Other Expenses	
7050 Depreciation & Amortization	0.00
7500 Interest Expense	735.66
9000 Penalties & Settlements	886.66
9500 Miscellaneous	1,265.26
Total Other Expenses	**$ 2,887.58**
Net Other Income	**$ 14,780.42**
Net Income	**-$ 255,908.41**

Princeton Audio, LLC
Balance Sheet (unaudited)
As of December 31, 2015

	Total
ASSETS	
Current Assets	
Bank Accounts	
1001 Checking USB	8,041.35
1003 Checking FSB	1,901.99
Total Bank Accounts	$ 9,943.34
Accounts Receivable	
1100 Accounts Receivable	0.00
Total Accounts Receivable	$ 0.00
Other Current Assets	
1050 Deposits	0.00
1200 Finished Goods Inventory	0.00
1210 Work in Process	3,813.20
1220 Raw Materials	11,940.42
Total Other Current Assets	$ 15,753.62
Total Current Assets	$ 25,696.96
Fixed Assets	
1500 Machinery & Equipment	9,636.01
1510 Building/Leasehold Improvements	9,489.50
1520 Furniture & Fixtures	2,356.65
1530 Computer/IT Equipment	5,941.34
1540 Vehicles	9,900.00
1590 Accumulated Depreciation	0.00
Total Fixed Assets	$ 37,323.50
Other Assets	
1600 Intellectual Property-Site 1	0.00
1601 Intellectual Property-HP	0.00
1602 Intellectual Property-Woofer	0.00
1650 Patent	15,818.50
Total Other Assets	$ 15,818.50
TOTAL ASSETS	$ 78,838.96
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
2000 Accounts Payable	62,431.51
Total Accounts Payable	$ 62,431.51
Other Current Liabilities	
2050 Short Term Debt	25,000.00
2051 Business Credit Agreement	0.00
2100 Customer Deposits	80,993.78

Princeton Audio, LLC
Balance Sheet (unaudited)
As of December 31, 2015

	Total
2200 Federal Payroll Tax Payable	0.00
2205 OASDI Tax Payable	0.00
2210 State Payroll Tax Withheld	0.00
2215 Accrued OASDI TAx	0.00
2220 Accrued FUTA Tax	0.00
2225 Accrued SUI	0.00
2300 Accrued Interest	26.32
2400 Due to P-Land Holdings	0.00
2405 Sales Tax Payable	598.55
2410 Other Payable	0.00
Total Other Current Liabilities	$ 106,618.65
Total Current Liabilities	$ 169,050.16
Long-Term Liabilities	
2700 Long Term Debt	4,000.00
2705 Notes Payable	1,888.53
Total Long-Term Liabilities	$ 5,888.53
Total Liabilities	$ 174,938.69
Equity	
2800 Opening Balance Equity	0.00
2805 Paid in Equity	0.00
2810 Class A Membership Interest - Voting	201,096.60
2830 Class C Membership Interest - Non-Voting	51,200.00
2999 Retained Earnings	-92,487.92
Net Income	-255,908.41
Total Equity	-$ 96,099.73
TOTAL LIABILITIES AND EQUITY	$ 78,838.96

Princeton Audio, LLC
Statement of Cash Flows (unaudited)
January - December 2015

	Total
OPERATING ACTIVITIES	
Net Income	-255,908.41
Adjustments to reconcile Net Income to Net Cash provided by operations:	
1100 Accounts Receivable	0.00
1050 Deposits	0.00
1200 Finished Goods Inventory	0.00
1210 Work in Process	-3,813.20
1220 Raw Materials	-11,940.42
1590 Accumulated Depreciation	0.00
2000 Accounts Payable	55,765.69
2050 Short Term Debt	25,000.00
2051 Business Credit Agreement	0.00
2100 Customer Deposits	77,263.35
2200 Federal Payroll Tax Payable	0.00
2205 OASDI Tax Payable	0.00
2210 State Payroll Tax Withheld	0.00
2215 Accrued OASDI TAx	0.00
2220 Accrued FUTA Tax	0.00
2225 Accrued SUI	0.00
2400 Due to P-Land Holdings	0.00
2405 Sales Tax Payable	578.55
2410 Other Payable	0.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	$ 142,853.97
Net cash provided by operating activities	-$ 113,054.44
INVESTING ACTIVITIES	
1500 Machinery & Equipment	-8,436.01
1510 Building/Leasehold Improvements	-9,489.50
1520 Furniture & Fixtures	-856.65
1530 Computer/IT Equipment	-5,941.34
1600 Intellectual Property-Site 1	0.00
1601 Intellectual Property-HP	0.00
1602 Intellectual Property-Woofer	0.00
1650 Patent	-15,818.50
Net cash provided by investing activities	-$ 40,542.00
FINANCING ACTIVITIES	
2705 Notes Payable	-3,611.47
2800 Opening Balance Equity	0.00
2805 Paid in Equity	0.00
2810 Class A Membership Interest - Voting	105,096.60
2830 Class C Membership Interest - Non-Voting	51,200.00
Net cash provided by financing activities	$ 152,685.13

Princeton Audio, LLC
Statement of Cash Flows (unaudited)
January - December 2015

	Total	
Net cash increase for period	-$	911.31
Cash at beginning of period		10,854.65
Cash at end of period	$	9,943.34

Tuesday, Jun 13, 2017 09:25:58 AM GMT-7

EXHIBIT B
Company Summary



Company: Princeton Audio

Market: High-Fidelity (HiFi) Audio

Product: Instrument-quality, handcrafted, portable, Bluetooth speakers

Company Highlights

- Since shipments began on July 31, 2016, Princeton Audio has delivered over 500 Site:1 speakers to customers
- Year to date, as of May 2017, the company has received over 400 new orders for the Site:1 speaker
- In 2016, Princeton Audio generated $154,149 in total income; year to date, as of May 2017, the company has already surpassed $136,000 in total income
- Received a U.S. patent for its Adaptable Audio Systems, which allows the company's audio devices to easily upgrade to new wired and/or wireless connections
- Winner at the 2014 International Design Awards[i]

PERKS

*You are investing in Crowd SAFE securities in this offering. Perks are meant to be a thank you from the company for investing. The perks below are **NOT** inclusive of lower dollar amount perks. Shipping cost for international shipments is not included.*

$250: Promo code for $20 off any purchase, including speaker, stereo pair, or woofer pre-order

$500: Promo code for $50 off any purchase, including speaker, stereo pair, or woofer pre-order

$1,000: Promo code for $100 off any purchase, including speaker, stereo pair, or woofer pre-order

$5,000: Founders Reserve speaker with Black Walnut, Cherry, Mahogany or Maple tonewood options (for examples, please visit: https://princeton-audio.com/collections/founders-reserve)

$10,000: Two (2) Site:1 speakers, creating a stereo pair, with Black Walnut, Cherry, Mahogany or Maple tonewood options

$20,000: Two (2) Site:1 speakers to create a stereo pair with Black Walnut, Cherry, Mahogany or Maple tonewood options, plus one (1) woofer that can pair with the speakers for added bass

COMPANY SUMMARY

Opportunity

Music lovers used to see speakers as long-term investments, as heirlooms that could be passed down from generation to generation. While wireless technologies like Wi-Fi and Bluetooth have revolutionized how we access music, the never-ending changes in technology have also required consumers to regularly purchase new

equipment to maintain the best audio experience. Today, speakers are also often made of outsourced plastic parts to keep prices low and to keep consumers coming back for the latest device.

Conversely, the highest-quality musical instruments are made of specific woods that are carefully chosen based on their resonant properties. Princeton Audio believes that this same thoughtful process should be applied to the creation of premium audio equipment. Founded in 2014, the company is dedicated to the creation of high-quality, handcrafted audio products while reclaiming and rejuvenating the proud history of local manufacturing in Princeton, Wisconsin. With its patented, readily upgradeable technology, Princeton Audio is designing speakers that can once again be viewed as timeless pieces.



Product

Princeton Audio's Site:1 speakers are individually tuned to take advantage of the unique acoustic properties of each hardwood and boast sophisticated, upgradeable electronics that deliver audiophile-quality sound. Each speaker is equipped with audiophile technology, including a high-quality Digital Signal Processor (DSP), a digital-analog converter, and the latest high-resolution A2DP (Advanced Audio Distribution Profile) Bluetooth 4.x technology. Each Site:1 is handcrafted in Princeton, Wisconsin, from solid, instrument-grade hardwoods (tonewoods).


Charge Port
Power Button
Aux Port
Rear Port
User Control Dial/Volume Control
-Interchangeable
LED Indicators
-Power
-Play Mode Selection
-Volume (Local Gain)
-Battery Life: 15/40-hour
Grille
-Interchangeable
-Magnetically Attached
Inspired by Musical Instruments and Handcrafted from High-quality Tonewoods

The Site:1 is available in four premium tonewoods – black walnut, cherry, mahogany, and maple – each with its own unique voice.



Black Walnut: Black walnut features a straight, prominent grain pattern with a deep brown, chocolate hue. Black walnut is used in high-end guitar crafting, piano construction, and other premium applications. Known for its responsive curve and tight bass, black walnut produces a clean sound, with a strong emphasis on mid-tones, and a superior low-end response relative to the other tonewoods.



Cherry: Cherrywood has a simple, yet elegant straight-grain pattern, with a light reddish-brown hue. Less commonly used as a tonewood today due to its high cost, cherry has a long history in high-end string instrument crafting. Cherrywood emphasizes mid-tones, resulting in a crisp, balanced sound, highlighting the tonal nuances of vocal performances.



Mahogany: Mahogany, a favorite of makers of stringed instruments – known as luthiers' mahogany – is a "go-to" in the crafting of acoustic guitars, bass guitars, and many other stringed instruments. This tonewood is often described as "earthy" due to its unique crossgrain structure. With a responsive mid range, mahogany highlights more natural and mellow sounds.



Maple: With a bright, crisp sound, and creamy white complexion, maple's light and bright appearance is belied by its strength and considerable heft. Maple is a dense, hard, heavy wood capable of capturing the widest spectrum of the tonewood options. As the hardest of the four tonewoods, Maple does not resonate as much as the others, producing a higher definition of sound. With bright and crisp tonal properties, maple wood does not lose the subtle background noises that give life to live music and provides a true "in-person" listening experience.



Future-Proofed

Through Princeton Audio's patented Adaptable Audio Systems technology, the Site:1 is optimized to integrate into almost any wired or wireless system, including music players, televisions, game consoles, and portable devices. The Site:1 also enjoys compatibility with a wide range of current connectivity options such as Bluetooth 4.x and aptX.

Another unique aspect of the Site:1 is that its external interface is engineered to be easily upgraded, allowing users to adapt to future technological changes in the decades to come. For example, when the world finally sees the arrival of Bluetooth 5.0, or a more robust form of Wi-Fi distribution, Princeton Audio can simply update the interface that plugs into the back of a user's Site:1 system.



Covering All the Angles

Through its cabinet design, Princeton Audio speakers produce crystal-clear sound by creating an optimum environment for converting audio signals into corresponding sounds. The triangle shape eliminates what's known as standing waves. A rectangular box, like most Bluetooth speakers, has parallel walls which cause sound waves to hit each other squarely and bounce off. These waves cancel each other out, or "stand" on each other, making them inaudible. When users hear a humming or buzzing coming from a rectangular speaker, it's usually caused by these standing waves. Site:1's triangle shape eliminates this possibility.



Site:1 Tech Specifications

Input Options

Bluetooth Single	Yes
Bluetooth Stereo (requires 2x Site:1)	Yes
3.5mm Auxiliary Cable	Yes
PA System Compatible	Yes

General Specifications

Rechargeable Battery	
- 15+ Hour	2250 mAh
- 40+ Hour Extended	3400 mAh
Pure Tonewood Cabinet	Included

Audio Specifications

On-Board Amplifier	20W Class D
Digital Signal Processor (DSP)	Up to 96kHz

Speaker Specifications

Transducer	1x 3" Full-Range
	Dual Neodymium Rare-Earth Magnet
	4Ω Resistance

Dimensions

Length	7.375"
Width	7.62"
Height	7.5"
Weight (based on tonewood)	2.86 - 3.76 lbs

Warranty

10-Year Mechanical & Electronics	Included
5-Year Battery Protection	Included

Accessories

Customers can choose from a standard 15+ hour rechargeable battery for their Site:1 or upgrade to a 40+ hour rechargeable battery for $50 extra. They can also further customize their Site:1 speakers with premium hardware sets for the acoustic grille and volume knob. Premium grille options include decorative plating in anodized silver, anodized black, and 24-karat gold. Handmade shoulder slings made of genuine leather are also available so users can more easily take the Site:1 wherever they go.



Use of Proceeds and Product Roadmap

Most of the proceeds (60% to 70%) from this raise will be used to scale manufacturing of the Site:1 speaker and build up inventory. Additionally, proceeds will be allocated towards future payroll (30% to 40%) as the company plans to hire additional staff, including a marketing executive, controller, and sales representatives.

Additionally, the company may use part of the manufacturing allocation to complete development of the company's next product, the Site:Woofer. The product development and engineering team is currently working on the release of the Site:Woofer, a subwoofer that augments the sound of the Site:1 speaker with stronger bass and even greater presence. Featuring a cabinet made with the same high-touch craftsmanship as the Site:1, the Site:Woofer is wirelessly compatible with Site:1 speakers and can function as a standalone speaker. The Site:Woofer will be able to pair with up to two speakers or, for even more bass, consumers may purchase two Site:Woofers and synch each with a different Site:1. The company expects to begin shipping the subwoofer in Fall 2017.



Princeton Audio is also currently engineering premium, customizable headphones. With a patent pending for interchangeable earcups, the headphones will feature the same high-quality tonewoods as the Site:1 speakers and have wired/wireless capability and over-ear/on-ear options.

Business Model

The Site:1 speaker retails for $335 with a 15+ hour battery, or $385 with a 40+ hour battery.

The plated 24K gold grille option is $35 extra. The leather slings retail for $65 each. Users may also purchase additional premium hardware sets; anodized copper or anodized black sets for $44.99, or the 24K gold set for $59.99.

Pre-orders for the Site:Woofer will be $450 per unit, with an expected retail cost of $599.99.

USER TRACTION

Princeton Audio launched an Indiegogo campaign in September 2015 for the Site:1 speaker. Within two months, the deal was oversubscribed, and the company raised a total of $63,271 from 274 backers.

Since shipments began on July 31, 2016, Princeton Audio has delivered over 500 speakers. In 2016, it sold over 513 units of the Site:1 speaker. In Q1 2017, 190 units were ordered, up 26.6% from Q4 2016 (a holiday quarter). In the first two months of Q2 2017, Princeton Audio already has surpassed 200 units ordered. While most units have shipped, the current backlog, as of May 2017, was under 150 speakers.

HISTORICAL FINANCIALS

In 2016, Princeton Audio generated $154,149 in total income. Year to date, as of May 2017, the company has already surpassed $136,000 in total income. Shipments of the Site:1 speaker peaked in September 2016 and April 2017, during which time Princeton Audio processed a large portion of its customer backlog. In February 2017, sales were minimal as the company focused its efforts on raising capital. During Q1 2017 and into Q2, Princeton Audio raised roughly $125,000 in a seed equity round.



Note: Financials not audited or subject to financial review.

In 2016, operating expenses totaled $226,237. Monthly operating expenses peaked in September, when the company spent roughly $30,000 on research and development. In Q4 2016, expenses declined primarily due to a decrease in advertising spend. Additionally, in December 2016, the company reversed roughly $50,000 legal & professional fees, resulting in negative total operating expenses for the month. Year to date, as of May 2017, operating expenses have totaled $161,363, up roughly 75% from the same period in 2016. Expenses have increased in 2017 primarily due to a larger payroll as the company has hired additional employees.



Note: Financials not audited or subject to financial review.

Princeton Audio had a net operating loss of $207,838 in 2016. Year to date, as of May 2017, its net operating loss was $81,119, an improvement of about 4% from the same period in 2016. In 2017, the company's monthly net operating loss widened in March, April, and May as the company made large inventory purchases to meet customer orders and to better improve their lead time for future orders. As of May 2017, Princeton Audio had over $85,000 in current cash assets.



Note: Financials not audited or subject to financial review.

INDUSTRY AND MARKET ANALYSIS

In 2016, the home audio market was worth $19.5 billion, a 16% increase from 2015. Global revenue is predicted to continue increasing for the next five years, potentially exceeding $31 billion by 2021.[ii] The global wireless audio market – which includes speakers, headphones, and microphones – is expected to be even larger than home audio; it was valued at $13.25 billion in 2015, but it is expected to grow at a compound annual growth rate of 20.67% to reach $40.9 billion by 2021.[iii]

Consumer demand for audio products that come with built-in Bluetooth and/or Wi-Fi is being driven by the desire to wirelessly play music from a smartphone or tablet, or from music services such as Spotify, Apple Music, and Pandora, onto a speaker located either inside or outside the home. In 2016, Bluetooth-only speakers accounted for around 80% of the total wireless speaker market.[iv] Today's wireless speakers have also become more advanced, capable of producing high-fidelity (HiFi), or high-quality, audio. Among U.S. households, portable wireless speakers experienced a large increase in ownership from 2015 to 2016, reaching 35% household ownership, up from 25%.[v] Numerous audio brands, as well as home-theater stalwarts like LG and Samsung, have all entered the wireless audio market.[vi]

COMPETITORS

Beats Electronics: Founded in 2006, Beats Electronics produces audio products, primarily headphones and speakers. In 2013, the company released the Beats Pill, a line of portable Bluetooth speakers. The company also licenses the Beats brand and technology under the name Beats Audio to other manufacturers, such as car companies. Beats is a subsidiary of Apple Inc. The company was acquired by Apple in 2014 for $3 billion.[vii] Beats headphones continues to hold a huge market share, holding 32% of the total revenue share of U.S. headphone sales in 2015.[viii]

Bose: Founded in 1964, Bose develops sound solutions for the entertainment, home audio, aviation, and automotive industries. The company manufactures music and home theater systems and loudspeakers for homes, cars, and professional venues. Bose also makes noise reduction headsets for aviation and consumer use. In 2015, Bose had the largest share of revenue in the wireless speaker market at 22%.[ix] The company generated total sales of $3.5 billion in 2015.[x]

Harman International (NYSE: HAR): Harman International designs and engineers connected products and solutions for automakers, consumers, and enterprises, including connected car systems, audio and visual products, enterprise automation solutions, and connected services. Harman's portfolio of audio brands includes AKG, Harman Kardon, Infinity, JBL, Lexicon, Mark Levinson, and Revel. On November 14, 2016, Samsung Electronics (KRX: 005930) acquired Harman for $112.00 per share in cash, or a total equity value of approximately $8 billion.[xi] The firm made over $6.9 billion in revenue in 2016, an increase of over 12% from 2015.[xii]

Ultimate Ears: Founded in 1995, Ultimate Ears (UE) is a custom in-ear monitor (IEM), speaker, and earphone manufacturer based in California. Logitech bought Ultimate Ears in 2008 for $34 million.[xiii] In 2013, the company released the UE Boom, a portable Bluetooth speaker, which UE claimed to be the world's first social music player.[xiv]

Sonos: Founded in 2002, Sonos is a consumer electronics company that manufactures multiroom speakers. Its wireless multiroom music system enables users to play music anywhere in their house and control the speaker using a smartphone app via Wi-Fi. In 2015, the company reported that it was approaching $1 billion in revenue, up from half a billion in 2013. In the wireless speaker market, Sonos is the second largest manufacturer, with a 16% share of total revenue in 2015.[xv]

Audioengine: Founded in 2005, Audioengine designs and builds audio products such as speakers, amplifiers, subwoofers, accessories, and cables. The company focuses on a line of consumer products specifically tuned for digital audio. The product line includes custom-made, audiophile-quality powered and passive speakers, plug-and-play wireless solutions, and 24-bit DACs (digital-to-analog converters) and headphone amps.[xvi]

Bang and Olufsen: Founded in 1925, Bang and Olufsen is a Danish-based audio technology firm that designs high-quality, premium speakers that integrate seamlessly between the rooms of a home. The speakers are compatible with Bluetooth, Apple AirPlay, and Google Chromecast, allowing an all-in-one multiroom experience with sound. The speakers also synchronize with popular streaming services and feature haptic activation.[xvii] In 2016, Bang and Olufsen reported revenue of 2.63 billion DKK (Danish Krone).

Klipsch Audio Technologies: Founded in 1946, Klipsch is an American audio firm that develops high-quality speakers, headphones, and home audio devices. They also produce multiroom audio systems that allow integrated streaming throughout a household. Klipsch features horn-loaded technology in all of its speakers for dynamic sound transmission, to reduce distortion, to control directivity of sound, and to create flat frequency response.[xix] In 2011, Klipsch was acquired by Audiovox Corporation for $166 million.[xx]

LSTN Sound: Founded in 2012, LSTN Sound is a for-purpose company that manufactures premium audio products. With every purchase, the company donates hearing aids to a person in need through its charity partner, Starkey Hearing Foundation. LSTN sells high-quality wooden headphones, earbuds, speakers, and apparel. The company launched its Bluetooth speakers through an Indiegogo campaign in October 2015, through which they raised over $50,000.[xxi] In 2014, LSTN achieved $2 million in sales from $500,000 in sales in 2013.[xxii]

Grain Audio: Founded in 2012, Grain Audio creates high-end wood headphones, earbuds, home speakers, and portable speakers. The company strives to be as environmentally friendly as possible, using recycled and sustainable materials wherever possible. It also contributes a percentage of each sale to music and community-related charities. The company rolled out its products during a Kickstarter campaign in March 2013, through which it raised over $155,000 from 610 backers.[xxiii]

PRINCETON AUDIO TEAM



Mike Pelland, Founder and CEO: Mike has two decades of experience in product development. Prior to founding Princeton Audio, he spent 20 years building patent portfolios for his clients. Mike set out in 2014 to begin the hard work of helping the Princeton, Wisconsin, community rebuild itself after the Great Recession. The only way to accomplish this was to take his knowledge learned over the last few decades and "do the exact opposite." That meant designing and engineering amazing-sounding and even more amazing-looking, portable Hi-Fi products.



Beth Pelland, Director of Customer Service: Beth brings over 20 years of sales and customer service background to Princeton Audio. Starting her career in marketing in the Chicago area has made her appreciate the small-town charm of Princeton, Wisconsin, which she now calls home. Beth loves to help solve problems and enjoys working with the awesome team that surrounds her on a daily basis. Beth is a graduate of the University of Wisconsin-Whitewater.



Howard Eglowstein, Chief Engineer: Howard is a product designer and audio expert. He brings decades of firmware and electronic prototyping expertise to Princeton Audio. Prior to joining Princeton Audio, he designed electronic toys, and, among other things, built his own speakers back in the 1970s. He also spent a few years as Testing Editor at BYTE Magazine. Howard received his bachelor's degree from MIT in 1982.



Jack Kallio, Lead Craftsman: Working at Princeton Audio has been a natural progression for Jack. Ever since he made his first whistle out of a sapling in 1969, he has had a passion for fashioning things out of wood. Whistles, whirley-gigs, and simple toys evolved over the years into turkey calls, duck decoys, and other various forms of wood art.



Aelwyn Tumas, Brand Manager: Aelwyn is a graduate of Whitman College of Walla Walla, Washington, with a Bachelor of Arts degree in studio art. Originally drawn to work on the beautiful wooden chassis, Aelwyn covers the creative side of the brand in everything from photography to packaging design and content creation for marketing. After living and working in Argentina and Spain, she has landed back in small-town Wisconsin, spreading roots near Princeton.



Andrew Lehnert, Sales and Marketing Coordinator: A recent graduate of Loyola University in Chicago, Andrew is a driven sales and marketing professional who moved to Princeton from Chicago to join the Princeton Audio team. Having never lived in a small town, his time with Princeton Audio has turned him into an advocate for the rural reclamation and a representative of the "PA Lifestyle."



Derek Stone, Luthier: Prior to joining Princeton Audio, Derek worked for many years as a professional luthier (a trained guitar builder) for famed handmade instrument-maker Bourgeois Guitars of Lewiston, Maine. Derek worked closely with the founder, Dana Bourgeois, for the better part of a decade. At Princeton Audio, he will help the team assemble and test the speakers. He is looking forward to exploring possible new bracing techniques for the body of the Site:1, as well as testing new combinations of tonewoods to further its already high-quality sound and aesthetic appeal.

Security Type: Crowd SAFE (Simple Agreement for Future Equity)
Round Size: **Min**: $50,000 **Max**: $100,000
Interest Rate: N/A
Length of Term: N/A
Valuation Cap: $1,800,000
Discount: 20%
Conversion Provisions: In connection with an equity financing of at least $1,000,000, the Company has the option to convert the Crowd SAFE into shares of a series of non-voting preferred stock, at a discount of 20% of the price per share of the new preferred stock sold in the equity financing, or at a valuation cap of $1,800,000, whichever results in a lower conversion price. Please refer to the Crowd SAFE Form for a complete description of the terms of the Crowd SAFE, including the conversion provisions.

PRESS

Milwaukee Journal Sentinel: Entrepreneurs choose small town of Princeton to build business
Gear Patrol: A Wireless Speaker Built to Last 25 Years
The Washington Times: Big city feel in historic downtown for high-tech speaker
Oshkosh Northwestern: Princeton Audio aims to make audio furniture

[i] https://idesignawards.com/winners/index.php?compNum=IDA+14
[ii] http://www.prnewswire.com/news-releases/global-home-audio-speakers-technologies-and-competitive-assessment-2017-2021-home-audio-market-was-worth-195-billion-in-2016-increasing-by-16-from-2015---research-and-markets-300416926.html
[iii] http://www.businesswire.com/news/home/20170223005983/en/40.9-Billion-Wireless-Audio-Devices-Market--
[iv] http://www.futuresource-consulting.com/Press-Worldwide-Home-Audio-Market-1216.html
[v] https://www.cta.tech/News/Press-Releases/2016/April/Consumers-Adopting-Innovation-Wearables,-Wireless.aspx
[vi] http://www.wsj.com/articles/ditch-your-old-hi-fi-wireless-speakers-make-home-audio-easier-1436900550
[vii] http://appleinsider.com/articles/14/08/01/apple-officially-closes-on-3b-purchase-of-beats-headphones-streaming-service
[viii] http://hometheaterreview.com/trying-to-beat-beats-in-the-headphone-category-remains-a-challenge/
[ix] http://www.forbes.com/sites/aarontilley/2015/06/18/super-high-end-speaker-devialet-phantom-looks-to/#332cee913ad4
[x] http://www.forbes.com/companies/bose/
[xi] http://news.harman.com/releases/samsung-electronics-to-acquire-harman-accelerating-growth-in-automotive-and-connected-technologies?preview=1455
[xii] https://www.google.com/finance?q=NYSE%3AHAR&fstype=ii&ei=U88ZWaHpEcf7jAGD_LTICg
[xiii] https://www.cnet.com/news/logitech-snaps-up-ultimate-ears-for-34-million/
[xiv] http://www.whathifi.com/news/ultimate-ears-launches-ue-boom-worlds-first-social-music-player
[xv] http://www.forbes.com/sites/aarontilley/2015/06/18/super-high-end-speaker-devialet-phantom-looks-to/#332cee913ad4
[xvi] http://audioengineusa.com/
[xvii] https://www.bang-olufsen.com/en/collection/multiroom
[xviii] https://markets.ft.com/data/equities/tearsheet/financials?s=BO:CPH
[xix] http://www.klipsch.com/our-technology
[xx] https://www.streetinsider.com/Corporate+News/Audiovox+%28VOXX%29+Completes+%24166M+Acquisition+of+Klipsch+Group/6336820.html
[xxi] https://www.indiegogo.com/projects/lstn-premium-bluetooth-speakers-with-a-purpose?mc_cid=596a92baa1&mc_eid=37c756c7a7#/
[xxii] https://www.inc.com/kimberly-weisul/2015-30-under-30-lstn.html
[xxiii] https://www.kickstarter.com/projects/2096575920/grain-audio-play-loud/description

EXHIBIT C
Crowd SAFE (Simple Agreement for Future Equity)

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

PRINCETON AUDIO, LLC.

CROWD SAFE

(Crowdfunding Simple Agreement for Future Equity)

THIS CERTIFIES THAT in exchange for the payment by [Investor Name] (the "**Investor**") of $[________] (the "**Purchase Amount**") on or about [Date of Crowd Safe], Princeton Audio LLC, a limited liability company organized under the laws of Wisconsin (the "Company"), hereby issues to the Investor the right to certain units of the Company's capital interests, subject to the terms set forth below.

The "**Discount Rate**" is 80%.

The "**Valuation Cap**" is $1,800,000.

See Section 2 for certain additional defined terms.

1. ***Events***

(a) **Equity Financing**.

(i) If an Equity Financing occurs before this instrument terminates in accordance with Sections 1(b)-(d) ("**First Equity Financing**"), the Company shall notify the Investor of the closing of the First Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd Safe without converting the Purchase Amount to Capital Interests; or (2) issue to the Investor a number of units of the CF Shadow Class of Preferred Units sold in the First Equity Financing. The number of units of the CF Shadow Class of such Preferred Units shall equal the quotient obtained by dividing (x) the Purchase Amount by (y) the applicable Conversion Price (such applicable Conversion Price, the "**First Financing Price**").

(ii) If the Company elects to continue the term of this Crowd Safe past the First Equity Financing and another Equity Financing occurs before the termination of this Crowd Safe in accordance with Sections 1(b)-(d) (each, a "**Subsequent Equity Financing**"), the Company shall notify the Investor of the closing of the Subsequent Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd Safe without converting the Investor's Purchase Amount to Capital Interests; or (2) issue to the Investor a number of units of the CF Shadow Class of Preferred Units sold in the Subsequent Equity Financing. The number of units of the CF Shadow Class of such Preferred Units shall equal the quotient obtained by dividing (x) the Purchase Amount by (y) the First Financing Price.

(b) **Liquidity Event**.

(i)   If there is a Liquidity Event before the termination of this instrument and before any Equity Financing, the Investor will, at its option, either (i) receive a cash payment equal to the Purchase Amount (subject to the following paragraph) or (ii) automatically receive from the Company a number of Class C Units equal to the Purchase Amount divided by the Liquidity Price, if the Investor fails to select the cash option. In connection with this Section 1(b)(i), the Purchase Amount will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investor and holders of other Crowd Safes (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

(ii)   If there is a Liquidity Event after one or more Equity Financings have occurred but before the termination of this instrument, the Investor will, at its option, either (i) receive a cash payment equal to the Purchase Amount (as described in the foregoing paragraph) or (ii) automatically receive from the Company a number of shares of the most recent issued Preferred Units equal to the Purchase Amount divided by the First Financing Price, if the Investor fails to select the cash option. Shares of Preferred Units granted in connection therewith shall have the same liquidation rights and preferences as the shares of Preferred Units issued in connection with the Company's most recent Equity Financing.

(c)   **Dissolution Event**. If there is a Dissolution Event before this instrument terminates in accordance with Sections 1(a) or 1(b), subject to the preferences applicable to any class of Preferred Units, the Company will distribute its entire assets legally available for distribution with equal priority among the Investors, all holders of other Crowd Safes (on an as converted basis based on a valuation of units as determined in good faith by the Company's board of directors at the time of Dissolution Event) and all holders of units.

(d)   **Termination**. This instrument will terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with this instrument) upon the earlier to occur: (i) the issuance of shares in the CF Shadow Class to the Investor pursuant to Section 1(a); or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to Sections 1(b) or 1(c).

2. *Definitions*

"**Capital Interests**" means the interests of the Company, including, without limitation, "**Units**" which represent undivided fractional interests in the Company. The Company is authorized to issue three (3) classes of units, as described below:

(i)   Class A Units shall have voting rights specified in the Company's Operating Agreement or where the express consent of the Members is required by non-waivable provisions of the Act

(ii)   Class B Units do not have any voting rights except to the extent required by non-waivable provisions of the Act

(iii)   Class C Units do not have any voting rights except to the extent required by non-waivable provisions of the Act

"**CF Shadow Class**" shall mean a class of Preferred Units that is identical in all respects to the shares of Preferred Units issued in the relevant Equity Financing (e.g., if the Company sells Class A Units in an Equity Financing, the CF Shadow Class would be Class A-CF Units), except that:

(i) CF Shadow Class unit holders shall have no voting rights and shall not be entitled to vote on any matter that is submitted to a vote or for the consent of the unit holders of the Company;

(ii) On any matter to which CF Shadow Class unit holders are entitled to vote by law, CF Shadow Class unit holders shall automatically vote in line with the majority of the holders of Preferred Interests; and

(iii) CF Shadow Class unit holders have no information or inspection rights, except with respect to such rights deemed not waivable by laws.

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**Conversion Price**" means either: (i) the Safe Price or (ii) the Discount Price, whichever calculation results in a greater number of units of Preferred Units.

"**Discount Price**" means the price per unit of Preferred Units sold in an Equity Financing multiplied by the Discount Rate.

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (*excluding* a Liquidity Event), whether voluntary or involuntary.

"**Equity Financing**" shall mean the next sale (or series of related sales) by the Company of its Equity Securities to one or more third parties following the date of this instrument from which the Company receives gross proceeds of not less than $1,000,000 (excluding the conversion of any instruments convertible into or exercisable or exchangeable for Capital Interests, such as Safes or convertible promissory notes) with the principal purpose of raising capital.

"**Equity Securities**" shall mean units or any securities convertible into, exchangeable for or conferring the right to purchase (with or without additional consideration) units, except in each case, (i) any security granted, issued and/or sold by the Company to any director, officer, employee, advisor or consultant of the Company in such capacity for the primary purpose of soliciting or retaining his, her or its services, (ii) any convertible promissory notes issued by the Company, and (iii) any Safes issued.

"**Fully Diluted Capitalization**" shall mean the aggregate number of issued and outstanding units of Capital Interests, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible Preferred Units and all outstanding vested or unvested options or warrants to purchase Capital Interests, but excluding (i) the issuance of all shares of Capital Interests reserved and available for future issuance under any of the Company's existing equity incentive plans, (ii) convertible promissory notes issued by the Company, (iii) any Safes, and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or Safes.

"**IPO**" means the closing of the Company's first firm commitment underwritten initial public offering of units pursuant to an effective registration statement filed under the Securities Act.

"**Liquidity Capitalization**" means the number, as of immediately prior to the Liquidity Event, of shares of the Company's Capital Interests (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) units reserved and available for future grant under any equity incentive or similar plan; (ii) any Safes; and (iii) convertible promissory notes.

"**Liquidity Event**" means a Change of Control or an IPO.

"**Liquidity Price**" means the price per share equal to the Valuation Cap divided by the Liquidity Capitalization.

"**Lock-up Period**" means the period commencing on the date of the final prospectus relating to the Company's IPO, and ending on the date specified by the Company and the managing underwriter(s). Such period shall not exceed one hundred eighty (180) days, or such other period as may be requested by the Company or an underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports, and (ii) analyst recommendations and opinions.

"**Preferred Unit**" means the preferred units of the Company.

"**Regulation CF**" means Regulation Crowdfunding promulgated under the Securities Act.

"**Safe**" means any simple agreement for future equity (or other similar agreement), including a Crowd Safe, which is issued by the Company for bona fide financing purposes and which may convert into Capital Interests in accordance with its terms.

"**Safe Price**" means the price per share equal to the Valuation Cap divided by the Fully Diluted Capitalization.

3. *Company Representations*

(a)   The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b)   The execution, delivery and performance by the Company of this instrument is within the power of the Company and, other than with respect to the actions to be taken when equity is to be issued to the Investor, has been duly authorized by all necessary actions on the part of the Company. This instrument constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the Company, it is not in violation of (i) its current charter or bylaws; (ii) any material statute, rule or regulation applicable to the Company; or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

(c)   The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(d)   No consents or approvals are required in connection with the performance of this instrument, other than: (i) the Company's corporate approvals; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of shares of CF Shadow Class issuable pursuant to Section 1.

(e)   The Company shall, prior to the conversion of this instrument, reserve from its authorized but unissued shares of Capital Interests for issuance and delivery upon the conversion of this instrument, such number of shares of the CF Shadow Class, and, from time to time, will take all steps necessary to amend its charter to provide sufficient authorized numbers of shares of the CF Shadow Class issuable upon the conversion of this instrument. All such shares shall be duly authorized, and when issued upon any such conversion, shall be validly issued, fully paid and non-assessable, free and clear of all liens, security interests, charges and other encumbrances or restrictions on sale and free and clear of all preemptive rights, except encumbrances or restrictions arising under federal or state securities laws.

4. *Investor Representations*

(a)   The Investor has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes a valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b)   The Investor has been advised that this instrument and the underlying securities have not been registered under the Securities Act or any state securities laws and are offered and sold hereby pursuant to Section 4(a)(6) of the Securities Act. The Investor understands that neither this instrument nor the underlying securities may be resold or otherwise transferred unless they are registered under the Securities Act and applicable state securities laws or pursuant to Rule 501 of Regulation CF, in which case certain state transfer restrictions may apply.

(c)   The Investor is purchasing this instrument and the securities to be acquired by the Investor hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same.

(d)   The Investor acknowledges, and is purchasing this instrument in compliance with, the investment limitations set forth in Rule 100(a)(2) of Regulation CF, promulgated under Section 4(a)(6)(B) of the Securities Act.

(e)   The Investor acknowledges that the Investor has received all the information the Investor has requested from the Company and the Investor considers necessary or appropriate for deciding whether to acquire this instrument and the underlying securities, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information given to the Investor. In deciding to purchase this instrument, the Investor is not relying on the advice or recommendations of the Company or of First Democracy VC LLC and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate for the Investor. The Investor understands that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

(f)   The Investor understands and acknowledges that as a Crowd Safe investor, the Investor shall have no voting, information or inspection rights, aside from any disclosure requirements the Company is required to make under relevant securities regulations.

(g)   The Investor understands that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

(h)   If the Investor is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Investor hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for this instrument, including (a) the legal requirements within its jurisdiction for the purchase of this instrument; (b) any foreign exchange restrictions applicable to such purchase; (c) any governmental or other consents that may need to be obtained; and (d) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, conversion, redemption, sale, or transfer of this instrument. The Investor's subscription and payment for and continued beneficial ownership of this instrument and the underlying securities will not violate any applicable securities or other laws of the Investor's jurisdiction. The Investor acknowledges that the Company has taken no action in foreign jurisdictions with respect to this instrument and the underlying securities.

5. *Transfer Restrictions*.

(a)   The Investor hereby agrees that during the Lock-up Period it will not, without the prior written consent of the managing underwriter: (A) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any units or any securities convertible into or exercisable or exchangeable (directly or indirectly) for units (whether such units or any such securities are then owned by the Investor or are thereafter acquired); or (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities; whether any such transaction described in clause (A) or (B) above is to be settled by delivery of units or other securities, in cash, or otherwise.

(b)   The foregoing provisions of Section 5(a) will: (x) apply only to the IPO and will not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement; (y) not apply to the transfer of any shares to any trust for the direct or indirect benefit of the Investor or the immediate family of the Investor, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer will not involve a disposition for value; and (z) be applicable to the Investor only if all officers and directors of the Company are subject to the same restrictions and the Company uses commercially reasonable efforts to obtain a similar agreement from all unit holders individually owning more than 5% of the outstanding units or any securities convertible into or exercisable or exchangeable (directly or indirectly) for units. Notwithstanding anything herein to the contrary, the underwriters in connection with the IPO are intended third-party beneficiaries of Section 5(a) and will have the right, power and authority to enforce the provisions hereof as though they were a party hereto. The Investor further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with the IPO that are consistent with Section 5(a) or that are necessary to give further effect thereto.

(c)   In order to enforce the foregoing covenant, the Company may impose stop transfer instructions with respect to the Investor's registrable securities of the Company (and the Company shares or securities of every other person subject to the foregoing restriction) until the end of the Lock-up Period. The Investor agrees that a legend reading substantially as follows will be placed on all certificates representing all of the Investor's registrable securities of the Company (and the shares or securities of the Company held by every other person subject to the restriction contained in Section 5(a)):

> THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE COMPANY'S REGISTRATION STATEMENT FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN THE COMPANY AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT THE COMPANY'S PRINCIPAL OFFICE. SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES.

(d)   Without in any way limiting the representations and warranties set forth in Section 4 above, the Investor further agrees not to make any disposition of all or any portion of this instrument or the underlying securities unless and until the transferee has agreed in writing for the benefit of the Company to make the representations and warranties set out in Section 4 and the undertaking set out in Section 5(a) and:

(i)   There is then in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or

(ii)   The Investor shall have notified the Company of the proposed disposition and shall have furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition and, if reasonably requested by the Company, the Investor shall have furnished the Company with an opinion of counsel reasonably satisfactory to the Company that such disposition will not require registration of such shares under the Securities Act.

(e)   The Investor agrees that it shall not make any disposition of this instrument or any underlying securities to any of the Company's competitors, as determined by the Company in good faith.

(e)   The Investor understands and agrees that the Company will place the legend set forth below or a similar legend on any book entry or other forms of notation evidencing this Crowd Safe and any certificates evidencing the underlying securities, together with any other legends that may be required by state or federal securities laws, the Company's charter or bylaws, any other agreement between the Investor and the Company or any agreement between the Investor and any third party:

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

6. *Miscellaneous*

(a)   The Investor agrees to take any and all actions determined in good faith by the Company's board of directors to be advisable to reorganize this instrument and any shares of Capital Interests issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd Safes.

(b)   Any provision of this instrument may be amended, waived or modified only upon the written consent of the Company and the Investor.

(c)   Any notice required or permitted by this instrument will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(d)   The Investor is not entitled, as a holder of this instrument, to vote or receive dividends or be deemed the holder of Capital Interests for any purpose, nor will anything contained herein be construed to confer on the Investor, as such, any of the rights of a unit holder of the Company or any right to vote for the election of directors or upon any matter submitted to unit holders at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise until shares have been issued upon the terms described herein.

(e)   Neither this instrument nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other; *provided, however*, that this instrument and/or the rights contained herein may be assigned without the Company's consent by the Investor to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Investor, including, without limitation, any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, the Investor; and *provided, further*, that the Company may assign this instrument in whole, without the consent of the Investor, in connection with a reincorporation to change the Company's domicile.

(f)   In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(g)   All rights and obligations hereunder will be governed by the laws of the State of Washington, without regard to the conflicts of law provisions of such jurisdiction.

(h)   Any dispute, controversy or claim arising out of, relating to or in connection with this instrument, including the breach or validity thereof, shall be determined by final and binding arbitration administered by the American Arbitration Association (the "**AAA**") under its Commercial Arbitration Rules and Mediation Procedures ("**Commercial Rules**"). The award rendered by the arbitrator shall be final, non-appealable and binding on the parties and may be entered and enforced in any court having jurisdiction. There shall be one arbitrator agreed to by the parties within twenty (20) days of receipt by respondent of the request for arbitration or, in default thereof, appointed by the AAA in accordance with its Commercial Rules. The place of arbitration shall be Seattle, Washington. Except as may be required by law or to protect a legal right, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

(Signature page follows)

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

PRINCETON AUDIO, LLC

By: _____

      Name: Michael Pelland

      Title: Chief Executive Officer

Address: 544 W. Water St.,

Princeton, WI 54968

Email: mjp@princeton-audio.com

INVESTOR:

By: _____

      Name:_____

Address:_____

_____

Email:_____

EXHIBIT D
Investor Deck



Introduction for Investors



Legal Notice

Any statements contained in this document regarding us, our expectations, beliefs, plans, objectives, assumptions, or future events or performance are not historical facts and are forward-looking statements. Investors are cautioned that these forward-looking statements involve uncertainties and risks that could cause actual performance and results of operations to differ materially from those anticipated. The forward-looking statements contained herein represent our judgment as of the date of publication of this document and we caution you not to place undue reliance on such statements. We are a startup business and, as such, certain images contained in this document are for illustration purposes only. Our company, our management, and our affiliates assume no obligation to update any forward-looking statements to reflect events are the initial publication of this document or to reflect the occurrence of subsequent events.



Background

What is Craft Audio?

At Princeton Audio, we are animated by an enduring passion for music. That devotion is a powerful influence on every aspect of our company and deeply informs the development and manufacturing of our audio products. Our meticulous, exquisitely human approach to the art and science of sound yields products that are consistently beautiful, as individual as fingerprints, and have authentic voices that bring music to vibrant life. We call this approach **Craft Audio**.





We create speakers as beautiful as the music you love.



Background

Why Craft Audio?

- *Individually Handcrafted*
- *Pure Tonewood Cabinets*
- *Acoustically Engineered*
- *Sourced & Crafted in Wisconsin*



Today, the portable audio industry is littered with cheaply made, mass-produced plastic boxes that look bad and sound worse. At Princeton Audio, we developed our Craft Audio approach as a passionate response to the audio consumer's cry for beautiful, portable products capable of producing high-quality sound. Our innovative blend of form and function, and our exclusive use of solid, instrument-quality tonewoods, produces both superior resonant sound quality and beautiful aesthetics.

Pioneers of Craft Audio



Background

Testimonials

Since shipment began in July 2016, we have delivered over 500 speakers to their proud new owners and have had over 200 new orders in Q2 2017 alone.

Here are some recent testimonials from our delighted customers:



"I love the quality! I look for companies that are exactly what Princeton Audio is all about. Sound of the product is quite astounding, the quality of the construction with the great finish and packaging is a fantastic presentation all around. Grateful Dead at the Fillmore and Allman Brothers live at the Fillmore East are some of my favorite tunes while I fire up the pizza oven and enjoy a good bottle of Cab. The Site:1 stereo set rocks my outdoor paradise that I call 'Slomerica.'"
– Todd S.


[1]

"Beautiful to see; a delight to hear. I received my Site:1 speaker a little over a month ago and have it my office. I ordered a walnut case with black hardware, and it's like having a piece of art on display. I have it connected to an Amazon Echo Dot. I listen primarily to classical music and this speaker sounds wonderful. Very happy with my purchase. Considering going stereo in the future." – Tim T.

1. Based on 26 reviews (96% 5-star rating) https://store.princeton-audio.com/products/site1-bluetooth-speaker

Pioneers of Craft Audio



Background

Founder's Background



- Founder and CEO Mike Pelland owned and operated a product development consulting company for 20 years
- Worked closely with some of the largest OEM's in the Midwest
- Clients included Koss Corporation through 2014
  - Multiple audio patents for Koss Corporation
- Built IP portfolio and performed all the engineering/design on Princeton Audio's product suite
- Expert understanding of the intellectual property (IP) landscape for distributed audio



Background

Intellectual Property



- Adaptable Audio Systems Patent – Issued May 23rd, 2017

- Design Patent – Pending
- Headphone Patent - Pending



US009658818B2

(12) **United States Patent**
Pelland

(10) **Patent No.:** **US 9,658,818 B2**
(45) **Date of Patent:** **May 23, 2017**

(54) **ADAPTABLE AUDIO SYSTEMS**

(71) Applicant: **Princeton Audio, LLC**, Princeton, WI (US)

(72) Inventor: **Michael J. Pelland**, Princeton, WI (US)

(73) Assignee: **Princeton Audio, LLC**, Princeton, WI (US)

(*) Notice: Subject to any disclaimer, the term of this patent is extended or adjusted under 35 U.S.C. 154(b) by 72 days.

(21) Appl. No.: **14/823,842**

(22) Filed: **Aug. 11, 2015**

(65) **Prior Publication Data**

US 2016/0041808 A1 Feb. 11, 2016

Related U.S. Application Data

(60) Provisional application No. 62/035,931, filed on Aug. 11, 2014.

(51) **Int. Cl.**
H04R 3/00 (2006.01)
G06F 3/00 (2006.01)
G06F 3/16 (2006.01)

(52) **U.S. Cl.**
CPC *G06F 3/162* (2013.01); *H04R 3/00* (2013.01); *H04R 2420/03* (2013.01); *H04R 2420/07* (2013.01); *H04R 2420/09* (2013.01)

(58) **Field of Classification Search**
CPC H04R 2420/01; H04R 2420/03; H04R 2420/07; H04R 2420/09; H04R 3/00; H04R 5/033; G06F 3/16; G06F 3/162; G06F 3/26
See application file for complete search history.

(56) **References Cited**

U.S. PATENT DOCUMENTS

8,583,177 B2 11/2013 Griffin, Jr. et al.
2007/0244706 A1 * 10/2007 Tsushima G10L 19/008 704/500

(Continued)

OTHER PUBLICATIONS

Griffin Technology, iTrip Manual, Manual, 2004, 5 pgs, China.
Griffin Technology, iTrip Pocket, Brochure, 2007, 2 pgs, China.
Griffin Technology, iTrip Auto, Guide, 2009, 5 pgs, China.

Primary Examiner — Thang Tran
(74) *Attorney, Agent, or Firm* — Stephen C. Jensen; Northwind IP Law, S.C.

(57) **ABSTRACT**

Sound-producing devices such as headphone sets or loudspeakers are disclosed that can removably mate with an external interface. The external interface may plug into a port on an exterior of the sound-producing device. The external interface includes conversion circuitry that is powered by a power source in the sound-producing device. The external interface receives a first audio-encoded signal from a source device such as a mobile phone, tablet computer, or the like, and converts such signal to a conditioned signal which is compatible with the sound-producing device. Connection between the source device and the external interface may be a first type of wired or wireless connection. The sound-producing device may operate with other source devices that produce different audio-encoded signals by replacing the external interface with a different external interface whose conversion circuitry converts the different audio-encoded signal to the same conditioned signal. Alternative sound-producing devices are also disclosed.

12 Claims, 18 Drawing Sheets

SOUND-PRODUCING DEVICE
DSP
DAC
AMP
MEM
USER INTERFACE
CONTROLLER 2
SPEAKER(S)
POWER SOURCE
PORT 2
AUDIO SOURCE
POWER REGULATOR
PORT 1
MEM
FRONT END
CONTROLLER 1
PB
EXTERNAL INTERFACE



Product Suite







Site:1 Speaker

- Released July 30th, 2016
  - Shipped over 450 units through the end of December 2016
- Premium Portable Speaker
- Wireless Stereo Pairing
  - Innovative wireless ecosystem allows later purchase of second speaker to form wireless stereo
- International Design Award (IDA) Bronze Winner (2014)[1]
- Design/Utility Patents Issued

Site:Woofer

- Expected Release: Fall 2017
- Wireless 2.1 System Pairing
  - Integrated into wireless ecosystem, allowing the wireless pairing to a single Site:1 Speaker or stereo pair
- Currently in Final Stages of Engineering
  - Two operational working prototypes

Site:Headphone

- Launch Date: TBD
- Engineering Currently in Process
- Premium, Customizable Headphones
  - Over-ear/on-ear options
  - Patent-pending interchangeable earcups
  - Wired/wireless options
- Patentable Approach

1. https://idesignawards.com/winners/index.php?compNum=IDA+14

Pioneers of Craft Audio



Sales and Marketing Strategy

Direct to Consumer – New Customer



Traffic Generation
- ad campaigns
- social media
- press releases
- SEO
- trade shows

Website Contact Net
- infographics
- digital downloads
- interactive widgets
- blog subscriptions
- e-mail newsletter

E-mail Nurturing
- personalized
- compounding
- storytelling
- interactive
- short/long term

Conversion
- organic
- supported
  - gift cards
  - discounts
  - outreach

Pioneers of Craft Audio



Sales and Marketing Strategy

Direct to Consumer – Existing Customer

- Repeat Purchase Model
  - Following the delivery of a speaker, our system automates personalized emails that educate and excite customers, encouraging them to upgrade to the next level in the ecosystem (i.e. stereo pairing with two speakers).

- Capture Reviews and Feedback
  - The personalized follow-up allows us to capture the excitement of our customers and gather reviews along with surveys for needed areas of improvement.

- More Than a Customer
  - Each contact within our system is both a potential buyer and potential marketer. Through the nurturing process, leveraging these networks for organic exposure and growth further fuels the ROI in marketing and supports long-term growth.



Click the video to watch a brief overview of the inbound approach, powered by HubSpot.



Sales and Marketing - Strategy

Corporate Gifts



- Custom Inscribed Bulk Order Department
- Customers Include:
    - Oshkosh Corporation
    - Grande Cheese
    - Bachmann Construction
    - Sentergroup
    - Dental Crafters
    - Implant Solutions
    - Argon
    - Interior Logic
- Supported Pricing Structure
    - Allows quantity breaks and package offerings
    - Higher margin than wholesale
- Established Sales Process
    - Low barriers to entry based on variation from competitor offerings
    - Refined approach that targets existing base for reorder and growth
- Focused Expansion of Network in 2017



Pioneers of Craft Audio



Production Strategy

Current Overview



- Current Production Capacity: 100 units/week
- Internal Manufacturing Capabilities
  - Complete assembly
  - Pre-shipment testing
  - Internal shipping logistics
    - Via USPS
- Local Vendor Base
- Quality Control



Pioneers of Craft Audio



Use of Proceeds

- Expansion of Team
  - Addition of three full-time salaried employees
    - SVP – Marketing with Ecommerce background
    - Controller
    - Sales rep for Corporate Gifts
  - Addition of two to three part-time hourly employees
    - Additions to the manufacturing team

- Scale Production of Site:1
  - Goal: Ship 1,000 units per month

- Product Suite Engineering
  - Funds the furthering of the Site:Headphone
    - Design/Engineering
    - Prototyping/Testing
  - Funds the completion of the Site:Woofer
    - Electrical Engineering
    - Testing
    - Ecosystem Launch

- Working Inventory Purchase
  - Allows quantities for necessary price breaks

Pioneers of Craft Audio



Long-Term Outlook

"Innovate our way to greatness"

- Continued Growth
  - Innovation of Product Suite with continued expansion of custom options and ecosystem growth
  - Available Princeton production facility capable of supporting substantial growth over the next decade
  - Capitalization of current market trends
  - Market segmentation of the Craft Audio brand






Pioneers of Craft Audio



Thank you for your interest in supporting our burgeoning audio brand and greater community.

EXHIBIT E

Video Transcript

Video Transcripts

Video 1 - Site:1 Introduction

Voiceover: "Introducing Princeton Audio's Site:1 speaker. Site:1 speakers are built to look as good as they sound. What makes us unique is we use instrument quality tonewoods and patent-pending wireless technology. Your Site:1 experience begins with the same woods used to make the highest quality musical instruments. Using carefully selected tonewoods, master craftsmen build each speaker by hand. Throughout assembly, each speaker is individually tuned to produce rich, room-filling sound. What really makes the Site:1 extraordinary is its interchangeable wireless interface. No other speaker in the world gives you the freedom to choose from wired, Bluetooth, or Wi-Fi simply by switching the interface plug. The Site:1's external interface is interchangeable with future technological upgrades ensuring that the speaker will last for years to come. Thanks to an internal battery with 12 hours of playback, the Site:1 speaker goes wherever you go. Whether you're in for the night with your special someone or just sitting around the campfire with friends, Site:1 speakers provide the soundtrack. At Princeton audio, we build more than just speakers-- we build handcrafted masterpieces that are designed to last a lifetime."

Video 2 - Princeton Audio – Tonewoods

Andrew Leinhart (Princeton Audio): Well, what we have here are the four standard tone woods that we offer with our Site:1 speaker. So the reason we picked each of these woods is based on their history within the musical industry. I want to start with something that had already proven itself over time, so each one does sound different. The way we like to describe in-house is "subtle but distinct.

Marc Golde (Rock Garden Studio – Engineer/Producer): We're going to record each one of these speakers, and then look at their waveforms up in Pro Tools and see what the physical, the technological differences are for each speaker.

Background Voice: "So which speaker is correct?" (laughter/indistinguishable words)

Marc Golde: There's no such thing. I couldn't pick a favorite, but they were all different. I like this about that one, and I like that about that one.

Janet Planet (Jazz Vocalist): Now I wonder if people might just simply choose them based on how they look and how they match their furniture. Not everybody has the nuanced ears of these amazing people here.

Marc Golde: Music is a subjective art form, to begin with. There's no right or wrong, it's what people like.

Site:1 Introduction

Time Code	Video	Audio
:00 to :05	Shot of Site:1	Award-winning design. Remarkable sound. Timeless beauty.
:05 to :09	Shot of Site:1	Introducing Princeton Audio's portable Site:1 speaker.
:09 to :13	Friends leave house for approach to campfire	Site:1 portable speakers are individually handcrafted from premium tonewoods…
:13 to 15	Tight shot of Site:1 from side	…invested with our patented Adaptable Audio Systems technology…
:15 to :18	Shot of external interface being changed.	…and feature an adaptable interface so it will never become obsolete.
:18 to 30	Montage of woodworking process.	Our master craftsmen build each and every Site:1 speaker by hand using a variety of legacy tonewoods like mahogany, maple, black walnut, and cherry.
:30 to :35	Howard tuning Site:1	Each speaker is individually tuned, and features sophisticated, upgradeable electronics that deliver high-definition sound.
:36 to :38	Slow revolve around Site:1	Our master craftsmen build each speaker by hand from a variety of instrument-quality tonewoods like mahogany, maple, black walnut, and cherry. Each made to last a lifetime.
:38 to 42	Shows interchangeable interface being swapped out	And the adaptable interface ensures compatibility with future technologies.
:42 to :48	Foreground: Site:1 Background: Representative Domestic scene SUPER: (Logos for Bluetooth, wired, and Wi-Fi connectivity)	The Site:1 is optimized for a wide range of connectivity options to integrate into almost any wired or wireless system.

:49 to 1:00	Lifestyle/couple in kitchen, iPhone connectivity, etc.	The internal battery provides up to 40 hours of playing time at full volume on a single charge.
1:00 to 1:09	Montage of Site:1 in variety of environments	So, wherever the day takes you… …the Site:1 lets your music go there, too.
1:09 to 1:12	Couple embracing in kitchen	Whether you're sharing a romantic moment at home…
1:12 to 1:14	Friends at campfire	…or miles from nowhere with new friends…
1:14 to 1:24	Montage of kids helping in kitchen	…wherever you come together with the people you love… Princeton Audio's Site:1 speakers can be there…
1:25 to 1:30		…today… …and for all the years to come…
		…to play the soundtrack for your life.
1:30 to 1:36	Site:1 against white background: SUPER: "Support the Campaign – Indiegogo"	At Princeton Audio, we pledge that our speakers will be true… …that they will be beautiful… …and that they will last.

EXHIBIT F
Webinar Transcript

Princeton Audio Transcription

Bill Clark: Hey, everyone, my name is Bill Clark. I'm the CEO of Microventures, and I'm the COO of Democracy VC, which is our funding portal that is a partnership with Microventures and Indiegogo, and we thank you for joining us today to go through Princeton Audio and hear a little bit about the company. We have Mike Pelland with us, and he is the founder and CEO. He's gonna walk us through the deck and talk a little bit about his product and his vision, and then at the very end, we are going to allow you to ask questions and get those answers from Mike. So if you have questions during the presentation, you can go to Webinar. There's a question section; when you type those in, they will come to me, and then I will facilitate those at the end. So you don't have to wait until the end, you can send them anytime and they won't interrupt anyone. They'll just come directly to me. With that, Mike I'll let you take over, introduce yourself, and get started. Thanks for joining us today.

Mike Pelland: Perfect, thanks. Thanks, Bill, thanks everybody for getting on and listen to me pontificate about my company here in Princeton, Wisconsin. So going to get into this deck quick and feel free to make sure you get those questions asked. I've been doing this for about 3 years now, so I've been asked a lot of questions. So, again Princeton audio, we are a hand crafter of high-end audio equipment right here in Princeton, Wisconsin. So there is a disclaimer that you guys can probably see on the deck and online, and I'll skip right to the next thing. Basically, what is craft audio? What we've done here is we are building hand crafted portable audio equipment that is battery powered, obviously, wireless, scalable systems that are built from tonewoods. The exact same woods you would expect in a musical instrument manufacturer. So the base tone woods that we use currently, right now, are maple, cherry, black walnut, and mahogany. Those all have very prevalent themes in the musical instrument manufacturer, and so we've done that and we've figured out a way to make all these things so that they're scalable from a production capacity perspective. So the things you are looking at - the pictures there on the top, there's an exotic Wenge curly bird's eye maple speaker, and the one on the bottom is a cherry speaker. Those are all built by hand, put together here in Princeton, and they sound amazing. So basically, we do create beautiful looking speakers that you don't put a plant in front of any longer that are portable. So why craft audio? If you look at the portable industry currently, most of it is basically black boxes, plastic boxes that come from overseas and are not put together by humans in the United States by hand; most of it is automated. We've taken the idea of being able to take these things and put them together by hand. Each one is individually crafted, tuned, and then shipped from our local post office here in Princeton, Wisconsin, which happens to be the oldest post office in the state of Wisconsin. So we do that with the instrument quality tonewoods and each of the tonewoods resonate a dash differently. They all sound good. We like to call it "subtle, but distinct" as far as what the different tone woods sound like. If you look on the page here, you're looking at black walnut, mahogany, straight on- the cherry's upside down, and the maple is to the right. Black walnut is by far our best-seller, with 60% of our orders going to black walnut. Mahogany and cherry are about equal next, and maple kind of comes in last, in that order of-- not based on sound, but based on the fact that a lot of people buy these things for the way they look, and the maple is very blonde. Some testimonials if you look on our website, you've seen we've got quite a bit of folks that have speakers we've shipped. We're about ready to sell and ship our thousandth speaker. We've got a lot of happy customers, and those people have written reviews. That's kind of really the fun part about what I do is seeing those folks that come in and buy speakers here or online and then get them and be able to understand what they sound like, what they look like, and being able to particulate that back to us. There are a couple of reviews. There's about 30 on our website-- they're between 4 and 5 star reviews, so that's really one of the best parts that I do here is getting this feedback from our customers. I'll give you a second to read if you guys want to read those a little bit, but in essence, basically, we really like the reviews that we get from our customers. A little bit about me: I'm a product development engineer and part of a product development consultancy for about 20 years. I've worked with a lot of large OEM's here in the Midwest from Georgia Pacific to Koss Corporation-- I worked with through 2014. My background is really focused on innovation and intellectual property, so I look at everything through a lens of IP. I've got about 35 patents that have been issued with my name being first position on those patents, but they are assigned to my customers when I was a consultant. In 2014, I was able to shed myself of that consultant role and wanted to work in building something that was mine or a company's intellectual property and products were owned by a company that I started. So I built the audio, the adaptable audio systems patent actually came to me first in the process and had that patent filed for on August 10th of 2015 for the utility and that just issued on May 23rd. In essence, basically what that is is it allows if you have or had a computer that you wanted to add a wireless mouse to, you plug in a dongle for that and the concept for the adaptable audio systems is exactly the same. It just happens to deal with multiple potential streaming music protocols, and so that is the backbone of the AAS patent, so when I did that, invented that came out and actually did the Site:1 as the second portion of that, of the product just to make sure you can actually build something that was beautiful and would never obsolete, technically. If you look at our intellectual property portfolio, they have adaptable audio systems patented - issued on May 23, so that's exciting. It's actually owned by Princeton Audio, which is even more exciting. The design patent here has been pending. It has issued, so we did file a design patent for the triangle and a couple of configurations, and that was issued here recently in the last week or so. Then, there's a headphone patent that is pending, a utility patent that was filed on March 10th of 2017, for interchangeable ear cuffs, so that will become here public in about two months, so people can read that application. If you look at our product suite, again, we started with the Site:1 speaker, which released. We started shipping July 30th of last year, and we've shipped almost a thousand units now. It's basically a premium portable speaker. The nice thing about it is that the way the Bluetooth functionality works is that it could function just like you would expect a standard Bluetooth speaker to function, but it also can be paired with a second speaker at any point and come in and out of the ecosystem, natively, and get true left and right Bluetooth stereo off of a single Bluetooth source. So it's an interesting experience to listen to them one as a single and second as a true portable stereo wireless audio. It did win an international design award, and obviously, we talked about the intellectual property. So the Site:Woofer is a product that we have a prototype here that is functioning; we're expecting to release this in the fall of 2017. What this does is it allows us to do a wireless 2.1 system so in essence pair a woofer with a pair of Site:1s that can stream wirelessly and portable-y at a point. The Site:Woofer will a couple of extra ancillary audio inputs, optical NRCA, and then stream wirelessly to the satellites. It does have two Bluetooth radios in it, so it allows you to also connect to it wirelessly and stream to that system wirelessly. Like I said, we're in the current final stages of engineering. We have working prototypes here, and we're getting ready to spin that up and run through all the different regulations that are associated with going through wireless audio. Then the headphone, we're still looking at a launch date, trying to get that down sometime in 2018. The engineering is currently in process, and basically again, there's patent pending on the ability to change the ear cuffs, so all the technologies in the headband and the ear cuffs can interchange, so you can change wood type. You can change size. Then, you can also permission in the patent to change technology, so if you wanted an ANC or an active noise cancellation copy, you can plug that onto the headband and adjust the technology from that. Again, everything that we look at here is through the lens of intellectual property, making sure it can be covered so nobody can take it. The sales and marketing strategy right now: currently we're direct to consumer; we have done a little bit of B2B and Amazon-- we did sell through to Amazon, but that relationship has come to an end. We're basically generating all of our sales through B2C, direct to consumer. What we're doing that through is through our backbone, for our website that is being run by Hubspot. We generate traffic across our website with different types of ways to do that: paid ad campaigns, social media, press release, trade shows. People give us their email addresses, take a tone wood challenge, and try to interact with us in some capacity. We have folks here, customer service folks, we call them audio concierge that in essence engage our customers, maybe they have questions about tone woods or different customizations. Then we personalize our approach, just as our products personalize to those folks, and we call that email nurturing. Then obviously conversion through different mediums through that way, and then a post purchase process kicks off from there. Again, it all comes back to Hubspot. The reason why we're using Hubspot, in essence, is for marketing automation and then lead nurturing. We have about 500 people that have bought a single stereo or a single unit and we want to be able to convert them into a single stereo. We call them single stereo conversions. Then obviously from stereo to 2.1 conversions, and so we are using marketing automation and Hubspot to manage that process throughout the life cycle of the customer. We are also using Hubspot to capture reviews and feedback through our process, and those things go through our Shopify portal and e-commerce site. Again, we're really looking as people-- our customers are really more than just customers; they're audio clientele to us. We have a lot of folks that have come in and customize speakers from the ground up, from different chassis to inlays, to front and back panels, to all kinds of different things that are associated with trying to personalize their audio experience. We want to maintain that through the process; we think that's very important for us. We also have this thing that we have done, corporate gifts-- you see on 100-year OshKosh truck order, we had a 200 piece order from OshKosh. Burke Wilson Jones was actually in our office here a couple of times, 3 times, over the Spring, and we did this for their 100-year celebration, which was actually 2 weeks ago on a Friday. They had distributed these to their vendors and their key employees and some other folks worldwide. If you look at the customers that we have done, we've done OshKosh and Grande, Bachmann Construction, there's a list of these folks. We have done 0 marketing on this right now, this just happened to show up at our door last fall with some folks coming in and saying they wanted to have their logo lasered on the side of the speaker, and we obliged for the holiday gift time last year. In December, we had Pierce, the fire truck manufacturer that's actually owned by OshKosh, asked us for 40 units. We could not deliver them in time so we weren't able to take that order. But those folks introduced us to Wilson, and Wilson ordered these 200 speakers that we just finished up with.vPierce gave us that order for 40 this holiday season. So, we're trying to figure out how we're going to handle this from a sales perspective and marketing perspective and try to focus on that expansion of this network at some point in

2017 as this holiday season approaches. One of the challenges associated with building a product like this is that that laser engraving has to happen in the raw. It can't happen after it's finished. Otherwise, you get haloing on the finish, and so we have to have raw chassis that are available to us to be able to place logos on them and sand and finish and then assemble to get them ready. That's a challenge we have in corporate gift market. Production strategy: currently our production capacity is about 100 units a week; that's pretty good. We assemble all the units in our facility in Princeton, we also-- you can probably hear it in the background, maybe some humming. There's sanding happening right now upstairs, so we take these things in every stage, touch them, make sure they are good, quality control them before they hit the different stages of manufacturing. They come back here as a sprayed or finished unit, we assemble them, test them, ship them via USPS right across the street at the post office. Pretty much everything that you see in the product or everything you don't see in the product is locally sourced. It's by and large, 90% of the parts comes within driving distance of Princeton. I did that on purpose, based on my manufacturing and product development background. Doing a lot of production overseas tends to be...there's a lot of time gap and language barrier that exists, and it's really nice for me to run down to Jackson, Wisconsin and then hang out with the finishers and making sure that things are going well and then be able to come back and run between and make sure I have all the stuff running through logistics for the manufacturing stuff. Plus, it allows us to maintain our quality control. The use of proceeds, one of things we have here is the expansion of the team. In essence, what we are doing, we're entering into a contract today with a digital marketing agency down in Austin, TX. From a strategic perspective, looking at the brand as a whole and figuring out what personas are the appropriate target demographics and where they hang out online so that we can expand our B2C sales. We're also looking to add a couple of part-time employees, hourly, that are going to help us assemble speakers, especially for the holiday gift season that is coming up. We would like to get to a thousand units a month on the Site:1 as quickly as we can and then obviously, we're also looking to finish off the woofer and the headphone launch sometime next year. Most importantly, is the working inventory purchases, having those raw chassis on hand, so if somebody comes in with a 40 or 100 piece order that needs their logo on there, being able to have those, burn those, run them through so people don't have to wait a long period of time, and we can actually hit those holiday gift season for corporate gifts. My long-term outlook, my "innovate our way to greatness", in essence, basically, I believe that a brand like this needs to continue to innovate through intellectual property product and then being able to allow folks, our customers, to build ecosystems of products that work with each other. We do have a production facility that just happens to be two blocks away from Princeton. It's the old "Sock factory" here. I had a blog post about it yesterday, it's a 33,000 sq ft facility that is available for us to expand should we need to increase in size for our capabilities in production facility. Obviously, I would like to capitalize on the current market trends. Some of our competitors have taken notice on the craft audio movement. Klipsh introduced a wooden headphone at CES last year. It's a wired version. They're gonna produce that, I believe, in 2017, at the end of this year. I believe one of their price points is $9.99 for a wired headphone, and so we would like to make sure we capitalize on this craft audio market segmentation that we're building with our brand and all things that are associated with that. So thank you very much for your time. I appreciate you listening to me. I do like to talk a lot, so if anybody has any questions, I'd like to take those now.

Bill Clark: Great, thanks, Mike. Really appreciate it, we do have a bunch of questions here. So, I'm just gonna get started. First one, I'm a little confused about how you get your quality sound, assuming the music is being streamed, that means you're reproducing MP3 sound which by definition is compressed and loses a lot of its tonal quality in the process. Do Princeton Audio products convert MP3? Is that even possible without a fancy converter and higher quality source file?

Mike Pelland: That's actually a really good question, I actually get that a lot. So, in essence basically, inside of the electronics of the Site:1, you've got a digital analog converter because you need that. We also have a digital signal processor pretty high end, and then our Bluetooth module does run at a super high bit rate. It's a very specific module for streaming audio. It's not something that you get overseas for 2 or 3 bucks. The cost, it's much more like 20 dollars at cost. We do have quite a bit of audiophiles that do not feel inappropriate to stream music via Bluetooth, which is certainly everybody's prerogative. But we do also offer a wired option, so it does have a port on the back that allows it to plug in like a traditional speaker. There's more and more wireless audio protocol that are coming up or for instance, Google Chromecast Audio uses wifi as its backbone, and we do do that. With some of our customers, even in the office here, we have people that worry. We have these little 35 dollar pucks in the back and then we plug it into the aux cord. A portion of my patent allows for 5 volts, actually to sit on the back of there, and so that the little 2.5-millimeter dongle back there actually is for contacts. It's power ground left-right channels, so it allows us for scalability as new audio protocols come on board through that. So there are a couple of different ways to attack that problem. As far as the resonation goes, we're actually using the wood as a resonator. If you look at most portable speakers in the market today, they use very small transducers, and they use passive radiators to try to-- what I call-- generate fake bass. What we do is we actually physically connect the transducer to the wood. There's no plastic at all inside the chassis. There's no veneer. It's all solid tone wood, and so the transducer movements actually resonate through the chassis, thereby generating a much bigger sound than we would expect out of a small portable speaker. Thereby also giving the nuanced differences between the tone woods.

Bill Clark: Okay, thank you. So next question is a sales marketing question. Sales and marketing seem okay, but the high-end market is getting busy. Why call it crowded yet? How do you break out? Are there any outlier marketing plans? A viral video? Feet on the street campaign? A presence at music festivals, etc?

Mike Pelland: Sure, yeah. That's a good question. Like I mentioned earlier in the pitch, we're engaging with a digital marketing strategy firm to facilitate that. They have a couple of ideas that are pretty interesting. Obviously, putting some bones on the brand, if you will, or some meat on the bones of the brand to facilitate that first on the high-end side...it's required. There are a couple of different avenues that we think we can see as possible marketing outlets for us, and we've looked at some of these. One of them is fresh in people's minds right now is this high-end luxury hotel, of being able to have this as a gift in somebody's room that they can actually use and then take with them and check out on their room. That's an area that we're looking at. There's a lot of different avenues to take the product down. The high-end audio market is definitely happening, and I also see the wood-portion of this thing is becoming more prevalent. I think people originally thought I was a little nuts doing this, but I see a lot of the other big brands starting to look into this manufacturer using wood as a resonator or using wood as a cabinet creator. This isn't anything new, I mean, Bose did walnut cabinets back in the 70s, so this isn't anything new. I think that the large audio manufacturers have sold everybody a bill of goods on MDF just because it's easy to work with, cheap to manufacture.

Bill Clark: Okay. Next question is on scale. How do you plan to scale, given your production capacity?

Mike Pelland: That's a question I get all the time. Production capacity...it took me about, I mean my background is product development, as I mentioned, and I used to work in plastics and metals and not really much in wood. So I had to comp the curve, a very steep learning curve, on how to manufacture wood components. Scale is a very interesting thing. It took me about a year for me to figure out how to make the shape, which is a very complicated shape to make out of solid wood. Repeatable and scalable, and we were able to do that. If everybody's been following on any of this stuff, there are some blog posts that exist. We actually build these things almost like wood extrusions. So they're all thin walled, and they're all molded pieces that then are epoxied together in six wood sections. So we cut these things into six inches, and then the fronts and the backs are C and C'ed. The front is physically attached to the chassis, and the back is screwed on so we can gain access to the electronics and rechargeable battery. So for us to scale really comes down to how quickly we can build the wood chassis because the electronics are just chip shot and so those things are relatively scalable, easily. The batteries are purchased here from a local place in Fond du Lac, so the wood scaling is the issue we would see. However, the way it was designed, we have a couple of different wood shops right now that are actually in the process of gearing up to be able to build these chassis for us around the state of Wisconsin. That's how we intend to scale the wood manufacturer is being able to outsource that design to multiple wood vendors.

Bill Clark: Great, thank you. Next question is around Amazon: do you want to talk a little about your relationship with Amazon? You no longer selling on Amazon, why you decided to move away from that, and do you have any other distribution agreements in the works?

Mike Pelland: Sure, so that's a good question too. The Amazon story, I'll try to keep it brief, but it is not a brief story. So, I was actually pursued by the director of the home consumer electronics section on Amazon for audio to put our products on Amazon. They pursued Princeton Audio to sell their products. We negotiated a contract with them and began to sell our products on Amazon. If anybody understands woodworking, cherry and maple raw materials hold significantly less than black walnut per board foot, and so in December of last year, after our contract had been expired for a few months, we asked Amazon if we could raise our prices a dash on black walnut and mahogany, and maintain the pricing structure on the cherry and the maple. We went through a formal review being on vendor central since they had our products and that took 60 days. On the 59th day, we got an automated response back from the computer that said: "No, you cannot raise your prices on our portal on your products". So, we thought about it for about 15 minutes and realized that our products weren't fit for Amazon, so we basically walked away. We wanted to get the inventory that they had back, and they told us no [inaudible]. So, we put together the anti-Amazon offer to get our inventory sold on Amazon, and while that happened, our website traffic-- we went from being 1.8 millionth in total website traffic to 6000th in the world in April of this year based on the anti-Amazon offer we ran. So, the Amazon thing was a blessing for us to get out of that. Our sales have continually ramped since the Amazon departure. There's quite a bit of a crowd out there that doesn't care for Amazon's business practices, and so it's actually worked out well for both of us: Amazon and us. I like Amazon, don't get me wrong, I buy stuff on Amazon still. It just wasn't a good fit for a crafted product, so there's a lot of other things that went into that but the sum of substance is that they wouldn't allow us to change our prices on their platform.

Bill Clark: Great, thank you. Next question. Are you reaching out to the nationwide Indie high-end audio stores, or do you plan to in the future?

Mike Pelland: Here's the issue with distribution currently, as we have it. These things are not cheap to make. The chassis being solid tone wood and highly handled, there's not a ton of margin for a distribution network to come through it. That probably will change in the future as right now, currently, we're looking at doing a little bit, a dash of some redesign on the Site:1 to make it more manufacturable and scaled to get the cost down. We'll probably take a look at that at some point in 2018. We know it is difficult to buy speakers over the internet because you can't hear it. We do need to get this into some other stores around the country, and we have had a lot of people ask where they can listen to them, so we know that this is an issue that needs to be solved. We're working on that right now with trying to lower the cost of goods at the wood manufacturer level while still maintaining the quality and keeping it in Wisconsin. We're just changing the design some to make it easier and cheaper to put together. So the answer is yes, we want to.

Bill Clark: Okay, thank you. Next question: why did you try crowdfunding with your product? Or I guess, equity crowdfunding?

Mike Pelland: That is a really good question, and I have a really good answer for that. I could pontificate for like 15 minutes on this. Wisconsin is fiftieth in the country in start-up activity. It has been for three years in a row. I did a blog post on this a couple of weeks ago, and so for us, again, we see this as a--we're not a--the way people build speakers, we don't follow that at all right now. I haven't followed the train from the beginning, from the product development, we don't build boxes in general. We've had a rough time trying to get the attention of the investment community in Wisconsin, which has been a struggle for us in general. It just was a natural fit for us to move into a new way of thinking about how you build a speaker and how you fund a startup. To us, it just absolutely fit together perfectly. It was a no brainer at this particular point. We did the Indiegogo raise. One of the gentlemen that was involved in the raise actually bought a speaker. I believe he's pretty satisfied with that, and he actually turned us on to the thing. I believe it was last winter, and it all culminated here in the summer of 2017. So it's just a no brainer for us to do this because we're just, pardon the pun, we just go against the grain.

Bill Clark: Haha. So, thank you for that, and yeah, you're right. That's exactly how it came about. We were introduced to the deal from a customer who happened to be an employee of Indiegogo. Next question is: Do you have a significant breakage rate that is wood splits or doesn't fit, etc? And as an ancillary question, what is the overlap defect or repair rate?

Mike Pelland: That's a good question. So one of the things that to do that we have here, is the sanding that's happening up stairs. The person that assembles the speakers for Princeton Audio is actually a luth here. He's a trained --- here, he worked for Bourgeouis. His wife is originally from the area, and they moved back to take care of some ailing parents. He had to give up his job in Maine and move back here. It just was fortunate enough for us to run across each other. When we do have defects in the wood, and we do. I mean there's, you know, black walnut comes in, and there are holes that go through. You have to have a sealed box. What we do to fix those things, is we actually use a two-parted epoxy to fill the holes with the stuff, and then sand everything back. So when these things get finished, they're just absolutely stunning. Not everybody likes those, you know, those different what I call flaws in the wood. But for me, it gives it character, and so we do have some defects. By and large, those defects actually come from, and there's only been about four of those, that come from shipping speakers and they get the crap pounded out of them by the delivery. We ended up having some that had scratches and whatnot on them. So we'll bring those things back. The cool part about our product is just like a hardwood floor. We'll take those speakers, unassemble everything, get them back down to the shell, sand them down, and then we get them resprayed, and put them back in the circulation. Because you can refinish these things probably six or seven times before you end up sanding enough wood away to maybe get them to a biscuit that holds the front onto the chassis. What was the second part of the question? I'm sorry

Bill Clark: So it was the breakage, and then, I deleted it, so I can't---

Mike Pelland: Oh, I'm sorry. I got off on a tangent, I'm sorry, Bill. It's what I do.

Bill Clark: My bad. So I apologize that I deleted it, so I can't see it. Oh here we go: How many defective units or repairs come in?

Mike Pelland: Yeah, there's not a ton. Most of that stuff comes from, like I said, from the USPS handling it brutally. But we turn those around pretty quickly. We have a gentleman that just, this black walnut speaker just came back. He's got a couple scratches on it from the shipping, and we're going to sand that thing down and that'll be back in the rotation here. It'll be sprayed here with the black walnuts that are being sanded upstairs, probably at the end of the week. He'll be able to have it back next week. We're trying to utilize...another really interesting part about this, and I'll bring this up. Sorry for me to go off on a tangent, but if anybody's a wood worker and they understand when you try to glue wood up like we're doing, the ends want to twist. These six-foot tubes that we make, the ends want to twist, especially in mahogany. But most of the woods, they want to, and so the joints would kind of come apart a little bit. They'll still be filled with more expoxy and they still look great, but that wouldn't pass our inspection. So, what we do with those, we cut those six-inch sections off, run them through a [inaudible] on a table saw, drop it in like lathe form and charge sixty bucks. I think something that would have normally been scrap, we actually turn into something that we charge more for in the process. So that's a fascinating thing. Just in general, when you're working with wood, the defect rates are a lot easier to overcome, because when something breaks, you actually can fix it with wood glue or with expoxy or in this particular case, with inlays, making it a better, prettier, more expensive product.

Bill Clark: Okay, thank you. Next one: Are you monitoring any of your competition? One of the examples was a company called Kien I believe. K-I-E-N. If you don't know them, I pulled up their website, so I can read a little bit about it.

Mike Pelland: I've not heard of them, no.

Bill Clark: Yeah, so, the one thing I'll just say is that there's always going to be a lot of competition in any space. This one looks to be another speaker. Doesn't look like it is wood. It is a pre-order, so you guys are shipping, and they're saying it's a truly flexible sound system, well-craft portable speaker. I just imagine more general question: are you monitoring the smaller, independent, crafted, portable speakers?

Mike Pelland: Sure, sure.

Bill Clark: ----part of the competition?

Mike Pelland: We try our best. There are some tools on Hubspot that actually allow us to do that too. We do pay attention to some of it, that's new to me. There's been a lot of speaker companies, even in my existence over the last three years that have come and gone already. One of the ones that we've looked at-- we've kept our eye on, even in the beginning, was a company called Grain Audio. They haven't had a blog post for quite a while, but they did have some interesting things. Again, a box, but it's black walnut, and they do have a portable offering and a headphone offering that's wired. We do pay attention to that stuff, and again, the adaptable audio systems patent for scalable systems like that, one of the nice things about what I do is making sure that we're covering off on the intellectual property side for anything that we do here. So anybody's investment, actually, is protected by, including my time, for making sure that people can't knock us off, either with design or with the technology component that interchanges. While we do do a dash of it, probably we should do a little bit more of that. The marketing company that we just hired is going to come in and facilitate some of that stuff, looking at some of the people that would be closer competitors to us and how they play on the different spaces. So I meant I've heard of that specific company, but I will look it up. It was called Kien, Bill?

Bill Clark: Yes. K-I-E-N. I'll send you a link afterward.

Mike Pelland: Thanks.

Bill Clark: Okay, next question. When you scale up, your expert luthier won't be able to work on hundreds of units. How do you maintain quality and quantity?

Mike Pelland: So, you know, I actually put speakers together still too. I mean, I designed it. It takes about, from when we have a finished chassis to putting a speaker completely together, testing it, and putting it in the box to ship, takes about 20 minutes. Again, my background in product development, so I spent probably six or eight versions of the Site:1 before I was happy with the way it was designed, not only for a design perspective but also a design for assembly. A luth here will probably be focused on making sure all the wood is solid before it gets finished and sprayed. The assembly doesn't really require a luth here, and there's a quite a bit, where I live in the middle of Wisconsin, and again, remember I moved up here. I'm from Chicago originally, so don't hold that against me. But there are quite a bit of folks available in the area that I live in that would really love to be able to put speakers together. And I think we made it easy enough that somebody could actually come in and work for relatively decent wage by Princeton standards and put speakers together and scale that production pretty quickly. Again, the luth here is going to be focused on making sure the wood that the wood chassis that come in, if there are pits that need to be filled or cracks that need to be filled, making sure that the box sound is solid and sanded and beautiful before it gets sprayed. The assembly of that is something that we could definitely scale without a problem with just some folks that got a good attention to detail.

Bill Clark: Okay, great, thank you. So this is the last question currently. If you have any other, shoot them over right now. This is probably not scalable right now, but as you're smaller, how about booths at craft fairs? You wouldn't necessarily have to have stock, just samples.

Mike Pelland: Yeah, and probably people don't realize where Princeton is, but Princeton is in the middle of Wisconsin. It's got the state's largest flea market on Saturdays, there's like ten thousand people that come to Princeton on Saturdays, traffic's painful. There's not a single stoplight in town here. We have looked at doing those things, typically what we see at craft fairs is not what we would see as a persona for somebody who's willing to drop four hundred bucks on a portable speaker. To us, this is a little bit more, there is a craft component to it, but we see this, and I think the marketing firm is going to flesh this out for us a bit, as we see this more of a fashion brand. With some beautiful product, with our sling that we're just about ready to start shipping here, being able to be an accessory for that. Those types of thing, while they could potentially exist in a craft fair, we try to adhere in Princeton. People are looking for the 25 dollar pair of sunglasses or whatever, it's not a 400 dollar portable speaker. We have looked at it a dash, and we're not sure if that's the right persona market that we would attack.

Bill Clark: Okay, thank you. Alright, so here's a comment to that. The investor was saying that they do see high-end furniture and art at fairs. I think, obviously, every fair is different, so just....consider it. Last question right now about product placement: Any plans? and maybe this is something with your marketing firm, any plans to get these in TVs or movies? Obviously, that would be great to have, I'm sure it costs money though, to do. Any thought on that?

Mike Pelland: Yeah, that's actually a really good one. And we have, we've done pretty successful[ly] doing some of this stuff with our low-budget tactics here because we are a start-up. We did have a Site:1 that was actually put on Treehouse Masters, so we sent them a Site:1 and it did show up on an episode of Treehouse Masters. They did come back and ask us for another one for them to do the next season. Our issue is we've got back orders, so for us to give away speakers to Treehouse Masters would probably not be appropriate at this particular juncture so we passed on that. But there are some opportunities like that for us, and we've done a little bit of that guerilla style. I think that that would be awesome, but I believe that movies, for sure, and in TV shows, those things cost money. Probably not at this particular point, but certainly something we would want to look at in the future, for sure.

Bill Clark: Okay. Well thank you, that was the last question. Really engaging group of investors, thank you for asking lots of questions. If there's anything else that we missed, you can ask it in the investor discussion section. If somebody's watching this recording later, you can do the same. Mike does follow up and respond to those. So please, please ask those questions there. And before we go, Mike, do you have anything else you want to add before we end this webinar?

Mike Pelland: Sure, yeah, thanks. I appreciate everybody's time. I know it's a Wednesday, during the middle of the day, at least for me in Princeton, so for others too in Central and other time zones. So I appreciate the time, and again, if anybody's got any questions, feel free to reach out to me. I do respond rather rapidly. Again, I just want to thank everybody, including Bill, thank you for setting it up.

Bill Clark: Hey, no problem. And thank you. With that, we'll let you get back to the rest of your day everyone. So thank you very much. Bye.

| Mike Pelland: Thanks. |
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